AS  FILED  WITH  THE  SECURITIES  AND EXCHANGE COMMISSION ON MARCH 22, 2000
     REGISTRATION  NO.  333-  _____
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                             CRITICARE SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)
                             ----------------------

-------------------------------- --------------------------------  --------------------
             DELAWARE                     3845                          39-150563
--------------------------------  -------------------------------  ---------------------
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)  Classification Code Number)       Identification Number
-------------------------------  --------------------------------  ---------------------

                             CRITICARE SYSTEMS, INC.
                             20925 CROSSROADS CIRCLE
                               WAUKESHA, WI  53186
                                 (262) 798-8282
    (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)
                                  EMIL H. SOIKA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CRITICARE SYSTEMS, INC.
                             20925 CROSSROADS CIRCLE
                               WAUKESHA, WI  53186
                                 (262) 798-8282
  (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------
                                   COPIES TO:
                            BENJAMIN G. LOMBARD, ESQ.
            REINHART, BOERNER, VAN DEUREN, NORRIS & RIESELBACH, S.C.
                       1000 NORTH WATER STREET, SUITE 2100
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 298-1000
                             ----------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    From time to time after the effective date of this Registration Statement


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE



                                                                          PROPOSED MAXIMUM
TITLE OF EACH CLASS OF         AMOUNT TO BE   PROPOSED MAXIMUM OFFERING       AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED         PRICE PER SHARE         OFFERING PRICE    REGISTRATION FEE
-----------------------------  ------------  ---------------------------  -----------------  -----------------

Common Stock, $0.04 par value        30,000  $                  3.79 (1)  $         113,700  $           30.02
=============================  ============  ===========================  =================  =================

(1)     Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the
Common  Stock  as  reported  on  the  Nasdaq  National  Market on March 17, 2000, solely for the purposes of calculating  the  amount  of  the  registration  fee.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

     PROSPECTUS

                  PRELIMINARY PROSPECTUS DATED MARCH 22, 2000
                              SUBJECT TO COMPLETION


                                  30,000 SHARES

                             CRITICARE SYSTEMS, INC.

                                  COMMON STOCK

     The selling stockholder, Applied Data Systems, Inc., is offering for sale up to 30,000 shares of our common stock. Because the shares offered under this prospectus will be sold by the selling stockholder, we will not receive any proceeds from the sale of these shares.

     Shares  of  our  common  stock  are  traded  on the Nasdaq National Market.

                 Trading Symbol on Nasdaq National Market:  CXIM
               Last Sale Price on March 20, 2000:  $3-23/32 per share

                    _________________________________________

CONSIDER  CAREFULLY  THE  "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.









                                ___________, 2000

                               PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully including "Risk Factors" and the financial statements before making an investment decision.

OUR  BUSINESS

     We design, manufacture and market vital signs and gas monitoring instruments and related noninvasive sensors used to monitor patients in many healthcare settings.

     Since a patient's oxygen, anesthetic gas and carbon dioxide levels can change dramatically within minutes, causing severe side effects or death, continuous monitoring of these parameters is increasing. Our monitoring equipment improves patient safety by delivering accurate, comprehensive and instantaneous patient information to physicians and other health service clinicians. Our products also allow hospitals to contain costs primarily by substituting cost-effective reusable pulse oximetry sensors for disposable sensors, controlling the use of costly anesthetics and increasing personnel productivity.

     To meet the needs of end-users in a wide variety of patient settings, we have developed a broad line of patient monitors which combine one or more of our patented or other proprietary technologies for monitoring:

-     oxygen  saturation;
-     carbon  dioxide;  and
-     anesthetic  agents,

with  standard  monitoring  technologies  that  provide:

-     electrocardiogram;
-     invasive  and  noninvasive  blood  pressures;
-     temperature;
-     heart  rate;  and
-     respiration  rate.

     In addition, our VitalView telemetry system allows one nurse to monitor up to eight patients simultaneously from a convenient central location. This allows hospitals to move out of the intensive care unit those patients that require continuous monitoring, but do not need all of an intensive care unit's extensive and costly personnel and equipment resources.

     Our principal address and telephone number are: Criticare Systems, Inc., 20925 Crossroads Circle, Waukesha, Wisconsin 53186, telephone number (414) 798-8282.

THE  OFFERING

Common  stock  offered  by  the
selling  stockholder                         30,000  shares

Common  stock  outstanding  as
of  February  10,  2000                      8,736,151

Proceeds  from  sale                         We will not receive any proceeds
                                             from the sale of these shares

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock.

WE FACE SIGNIFICANT COMPETITION IN OUR MARKETS. AS A RESULT, WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE OR PROFIT MARGINS.

     The markets for our products are highly competitive. Many of our competitors have greater:

-     engineering  resources;
-     research  and  development  resources;
-     manufacturing  resources;
-     financial  and  marketing  resources;  and
-     market  presence  and  reputation.

     We have historically experienced substantial price competition for our products and price competition is likely to continue.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES. IF WE DO NOT ACHIEVE PROFITABILITY, OUR FINANCIAL CONDITION AND STOCK PRICE COULD SUFFER.

     We had net losses of $2,179,489 in fiscal 1997, $499,276 in fiscal 1998 and $4,388,171 in 1999. Although we had net income of $2,378,912 for the first six months of fiscal 2000, this included a one time gain of $2,500,000 from the sale of stock of Immtech International, Inc. Although we completed a restructuring program during fiscal 1999 in an effort to attain profitability, we cannot assure you that we will be able to achieve or sustain profitability in future periods.

WE RELY ON SINGLE SOURCES OF SUPPLY FOR MANY OF THE KEY COMPONENTS OF OUR PRODUCTS.

     Certain of our products incorporate components currently purchased from single sources. An interruption in the delivery of these components could harm our business. For example, we have been experiencing a severe shortage of LC monitors during the third quarter of fiscal 2000 which we expect to delay international shipments of our new product line.

OUR  SUCCESS  DEPENDS  ON  OUR  ABILITY  TO  PROTECT  OUR INTELLECTUAL PROPERTY.

     We  rely  on  our  patented  and  other  proprietary  technology including:

-     our  sensor  technology;
-     infrared  specific  anesthetic  gas  monitoring  technology;
-     UltraSync  signal  processing  software;  and
-     disposable  respiratory  secretion  filter  system.

     The actions taken by us to protect our proprietary rights may not be adequate to prevent imitation of our products, processes or technology. We can not assure you that:

-     our  proprietary  information  will  not  become  known  to  competitors;
- others will not independently develop substantially equivalent or better products that do not infringe on our intellectual property rights; or
- others will not challenge or assert rights in, and ownership of, our patents and other proprietary rights.

     Although none of our United States patents expire before 2004, to the extent competitors develop equivalent or superior non-infringing technology in these areas, or to the extent that we are unable to enforce our patents, our ability to market and sell our products could be harmed.

INTERNATIONAL SALES MAKE OUR BUSINESS SUSCEPTIBLE TO NUMEROUS INTERNATIONAL BUSINESS RISKS AND CHALLENGES THAT COULD AFFECT OUR PROFITABILITY.

     International sales accounted for 37% of our total net sales for the 1999 fiscal year. We expect that international sales will continue to constitute a significant portion of our business. Although we sell our products in United States dollars and are not subject to significant currency risks, an increase in the value of the United States dollar relative to foreign currencies in our international markets could make our products less price competitive in such markets. Also, our international sales are subject to the risks inherent in doing business abroad, including:

-     delays  in  shipments;
-     increases  in  import  duties  and  tariffs;  and
-     changes  in  foreign  regulations  and  political  climate.

WE  OPERATE  IN  A  HIGHLY  REGULATED  INDUSTRY.

     Our products are subject to regulation by the United States Food and Drug Administration and comparable foreign governmental authorities. These regulations can be burdensome and may:

-     substantially  delay  or  prevent  the  introduction  of  new  products;
-     materially  increase  the  costs  of  any  new  product  introductions;
- interfere with or require cessation of product manufacturing and marketing; and
-     result  in  product  recalls.

     Additionally, adoption of new regulations or modifications to applicable regulations could harm our business.

HEALTH CARE COST CONTAINMENT PROGRAMS COULD ADVERSELY AFFECT OUR DOMESTIC SALES.

     The cost of a significant portion of medical care in the United States is funded by government or other insurance programs. Additional limits imposed by such programs on health care cost reimbursements may further impair the ability of hospitals and other health care providers to purchase equipment such as our products and could reduce our domestic sales.

OUR  BUSINESS  IS  SUBJECT  TO  POSSIBLE  PRODUCT  LIABILITY  EXPOSURE.

     As a manufacturer of medical diagnostic equipment, we could face product liability claims. We have had no product liability claims to date and maintain product liability insurance. However, we can make no assurance that our insurance coverage will be adequate to cover any product liability claims which arise in the future or that it will continue to be available at reasonable prices.

OUR STOCK PRICE MAY FLUCTUATE, INCREASING THE RISK TO INVESTORS IN OUR COMMON STOCK.

     Market prices of securities of medical technology companies, including our common stock, have experienced significant volatility from time to time. There may be volatility in the market price of the common stock due to factors that may or may not relate to our performance. Various factors and events may have a significant impact on the market price of our common stock such as:

- announcements by us or our competitors concerning new product developments;
-     governmental  approvals,  regulations  or  actions;
-     developments  or  disputes  relating  to patent or proprietary rights; and
-     public  concern  over  product  liability.

     In  addition,  our  quarterly  results  have  historically  fluctuated.

              FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE

     We have made forward-looking statements in this document that are subject to risks and uncertainties. Without limitation, these forward-looking statements include statements:

-     regarding  new  products  we  may  introduce  in  the  future;
-     about  our  business  strategy  and  plans;
-     about  the  adequacy of our working capital and other financial resources;
      and
-     that  are  not  of  an  historical  nature.

     When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should note that forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the statements made. These factors include those discussed under the caption "Risk Factors" in this prospectus. Please note that we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                     MARKET INFORMATION AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol "CXIM." The following table sets forth the high and low bid quotations for our common stock as reported by Nasdaq. Such transactions reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.



                  Common Stock
                  ------------
Quarter. . .  High          Low
------------  ------------  ------------
FISCAL 1998
First. . . .             8         4-3/8
Second . . .         6-5/8       2-13/16
Third. . . .         4-3/8         2-5/8
Fourth . . .         3-3/4       2-11/16

FISCAL 1999
First. . . .       2-15/16         1-1/4
Second . . .         2-3/4         1-5/8
Third. . . .        2-1/16         1-3/8
Fourth . . .         3-3/8        1-1/16

FISCAL 2000
First. . . .         2-5/8         1-7/8
Second(1). .         2-1/2         1-3/4


     (1) Trading of our common stock on the Nasdaq National Market was suspended from October 6, 1999 until December 13, 1999 due to the delayed filing of our Annual Report on Form 10-K with the SEC.

     As of December 22, 1999, there were approximately 297 holders of record of our common stock. We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any earnings for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholder.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The balance sheet data as of June 30, 1999 and the statement of operations data for the fiscal year ended June 30, 1999 are derived from our consolidated financial statements that have been audited by BDO Seidman, LLP, independent auditors, and are included elsewhere in this prospectus. The balance sheet data as of June 30, 1998 and the statement of operations data for the fiscal years ended June 30, 1998 and 1997 are derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this prospectus. The balance sheet data as of June 30, 1997, 1996 and 1995 and the statement of operations data for the fiscal years ended June 30, 1996 and 1995 are derived from our audited consolidated financial statements which are not included elsewhere in this prospectus. The balance sheet data as of December 31, 1999 and the statement of operations data for the six months ended December 31, 1999 are derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly our consolidated financial position and results of operations as of December 31, 1999 and for the six months then ended. Actual results are not necessarily indicative of future results.



                                                                            YEARS ENDED JUNE 30,
                                                                            --------------------
                                 SIX MONTHS ENDED
                                 DECEMBER 31, 1999       1999          1998          1997          1996         1995
                                 ------------------  ------------  ------------  ------------  ------------  -----------
STATEMENT OF OPERATIONS DATA:
Net sales                        $       13,504,036  $28,512,507   $27,908,364   $26,235,355   $31,528,266   $28,660,275
Income (loss) before income
  taxes and extraordinary gain            2,378,912   (4,388,171)     (499,276)   (2,749,435)   (4,280,989)      175,643
Net income (loss)                         2,378,912   (4,388,171)     (499,276)   (2,179,489)   (4,330,989)      105,643
Net income (loss) per
  common share-basic and
  diluted                                      0.27       ($0.51)       ($0.06)       ($0.30)       ($0.63)  $      0.02

BALANCE SHEET DATA:
Long-term obligations            $        3,897,297  $ 4,014,356   $ 3,165,258   $ 5,110,934   $ 4,669,975   $ 3,646,867
Working capital                          12,484,293   10,340,014    13,716,891    12,053,165    10,282,033    13,401,741
Total assets                             23,773,611   24,041,987    24,726,819    25,145,066    27,075,922    25,468,428
Stockholders' equity                     15,090,623   12,711,709    17,282,997    14,227,135    13,917,549    17,130,449

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to provide an analysis of our financial condition and results of operations and should be read in conjunction with our financial statements and the notes to the financial statements contained elsewhere in this prospectus. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. See "Financial Statements" at page F-1.

COMPARISON  OF  SIX  MONTHS  ENDED  DECEMBER  31,  1999  AND  1998

     Net sales for the six months ended December 31, 1999 decreased 3.6% to $13.5 million from $14.0 million for the same period in fiscal 1999. This decrease in revenue is due to a reduction in OEM sales to a major customer partially offset by an increase in international sales. We expect sales to the major OEM customer discussed above to improve in the second half of fiscal 2000.

     The gross profit percentage for the six months ended December 31, 1999 was 45.4%. This represents a decreased from the gross profit of 48.7% recorded in the same period of fiscal 1999. This decrease is due primarily to continued price competition. We expect to see improvement in our gross profit percentage upon the release of the new products currently in development. These products are expected to be released in the fourth quarter of fiscal 2000.

     Operating expenses decreased approximately $1.7 million. Marketing expenses decreased approximately $936,000 when compared to the same period in fiscal 1999 due primarily to decreased commissions which corresponds to the decreased sales, decreased payroll and related travel expenses due to a reduction in direct sales people as more dealers were added. Also, expenses were reduced as a result of closing the sales office in Germany. Research, development and engineering expense increased approximately $76,000 related to additional outside contract and project expense which are all associated with the new products under development. Administrative expenses decreased approximately $139,000 in the six months ended December 31, 1999 when compared to the same period in fiscal 1999. This decrease is due primarily to decreased litigation expense related to the settlement of a long-standing lawsuit. The decreased litigation costs were partially offset by reaudit costs incurred as a result of the resignation of our former auditors. We also recorded a restructuring charge of $728,000 during the six months ended December 31, 1998. This restructuring charge relates to severance pay and other benefits payable to our two co-founders. Both of these individuals resigned from their positions with us in November, 1998. The severance accrual includes a portion of their respective salary and fringe benefits for a period which approximates three years.

     The loss from operations decreased approximately $1,037,000 for the six months December 31, 1999 when compared to the same period in fiscal 1999 due to the restructuring charge for severance pay and other benefits recorded in fiscal 1999 and the decrease in operating expenses which are a result of our restructuring plan implemented in July 1999.

     Net non-operating income was approximately $2,400,000 for the six months ended December 31, 1999. Net non-operating expenses were approximately $272,000 for the same period in fiscal 1999. The significant change is due to the private placement sale of 500,000 Immtech shares for $2,500,000.

     We believe that our results in the quarter ended December 31, 1999 were negatively affected due to the time and attention expended by management and other direct and indirect costs relating to the halt in trading of our shares on Nasdaq pending refiling of our Annual Report on Form 10-K for fiscal 1999.

COMPARISON  OF  YEARS  ENDED  JUNE  30,  1999  AND  1998

     Net sales for the twelve months ended June 30, 1999 increased 2.2% to $28,512,507 from $27,908,364. The sales increase is attributable to an increase in OEM sales partially offset by a decrease in international sales.

     The gross profit percentage decreased from 46.7% in 1998 to 45.5% in 1999. The primary reason for the decrease in gross profit is the increase in OEM sales. OEM sales typically have a lower gross profit than sales to non-OEM customers.

     Operating expenses of $16,871,981 represent a 32.5% increase from fiscal 1998 levels. Marketing expenses increased approximately $1,486,000 when compared to 1998 levels. This increase is due primarily to increased promotional activities throughout the world. Engineering expenses decreased approximately $316,000 when compared to 1998 levels; however, excluding the one-time $900,000 charge in 1998 (discussed in footnote 8 of the financial statements) engineering expenses increased approximately $584,000. This increase is due to expanded research and development efforts related to new product introductions. Administrative expenses increased approximately $2,159,000. This increase is attributable to the settlement and related legal costs related to litigation with a former dealer that represented our products. We also recorded approximately $810,000 of severance costs related primarily to costs associated with the resignation of our two co-founders.

     Interest expense decreased due to the conversion of convertible debentures to common stock in 1998.

COMPARISON  OF  YEARS  ENDED  JUNE  30,  1998  AND  1997

     Net sales for the twelve months ended June 30, 1998 increased 6.3% to $27,908,364 from $26,235,355 for the twelve months ended June 30, 1997. The sales increase is attributable to the alternate care sales and new OEM sales

     The gross profit percentage remained relatively consistent at 46.7% in fiscal 1998 versus 46.4% in fiscal 1997. Margins in domestic hospital, alternate care, and international all remained relatively consistent with those of the prior year.

     Operating expenses of $12,731,695 decreased 6.3% from fiscal 1997 levels. In addition, operating expenses as a percentage of sales decreased to 45.6% from 51.8% in fiscal 1997. The largest savings occurred in the marketing expenses where spending levels were reduced by approximately $1,300,000. The reduction in marketing expenses was primarily related to international spending. We consolidated several international functions at our home office in the United States. This resulted in a savings of over $850,000. Administrative expenses for fiscal 1998 decreased by 20.4% from fiscal 1997 levels, due to liquidation expenses incurred in fiscal 1997 related to Criticare International. The reduced expenses in marketing and administration were partially offset by an increase of 41.3% in research, development, and engineering expenses, which resulted from a $900,000 charge associated with the acquisition of in-process technology related to the transmission of clinical data.

     Interest expense decreased during fiscal 1998 due to no borrowings on the line of credit during the year. Interest income increased during fiscal 1998 due to higher cash balances on hand throughout the year. Equity in the loss of investments relates to a $120,000 advance provided to Immtech International, Inc.

LIQUIDITY  AND  CAPITAL  RESOURCES

     In fiscal 1999, we generated $465,577 from operating activities, $256,413 from the mortgage refinancing discussed below, and $10,313 from the exercise of stock options. We used $92,776 for the retirement of long-term debt, $515,017 for capital expenditures, $150,000 for the purchase of stock and intangible assets from Immtech International, Inc., and $193,430 for the repurchase of our common stock. These sources and uses of cash resulted in net negative cash flow of $218,920 for the 1999 fiscal year.

     During the six months ended December 31, 1999, we used $2,543,154 in operating activities, generated $2,182,788 from investing activities and used $36,244 in financing activities. These sources and uses of cash resulted in net negative cash flow of $396,610 for the first six months of fiscal 2000. At December 31, 1999, we had a cash balance of approximately $2.1 and no short-term borrowings. Our negative cash flow resulted primarily from the settlement of a long-standing lawsuit. Proceeds for this settlement were obtained from the sale of 500,000 shares of Immtech stock for $2.5 million in a private placement sale.

     In March 1999, we refinanced our mortgage note on our office and manufacturing facility. The new mortgage note requires monthly debt service payments of approximately $28,000 with a final payment of approximately $3.0 million due in April 2004.

     We expect our continued programs to increase accounts receivable collections, decrease inventory levels and stabilize sales demonstration equipment levels will have a positive effect on cash flow activities in fiscal 2000. Additionally, we believe the cost reductions implemented during the first quarter of 1999 will have a positive impact on the cash flow activities. Consequently, we believe our research and development activities and other capital and liquidity requirements for the next one to two years will be satisfied by cash generated from operations and other borrowings. We also have access to a commercial bank line of credit of up to $4.0 million. At December 31, 1999, there were no borrowings outstanding on the line of credit. We violated a covenant related to maintaining a certain tangible net worth amount and achieving certain income levels. The bank waived compliance with this covenant subsequent to year end. This line expires in November 2001.

     We currently hold an investment in Immtech International, Inc. Immtech's common stock is currently traded on the Nasdaq SmallCap Market. As part of Immtech's initial public offering, we signed a lock-up agreement. All terms of the lock-up have been met other than the holding period which continues until April 2000.

YEAR  2000

     We have addressed company-wide Year 2000 readiness. The Year 2000 issue relates to computer hardware and software and other systems designed to use two digits rather than four digits to define the applicable year. As a result, the Year 2000 would be translated as two zeroes. Because the Year 1900 could also be translated as two zeroes, systems which use two digits could read the date incorrectly for a number of date-sensitive applications resulting in potential calculation errors or the shutdown of major systems. We have updated our internal computer software, other information technology and other operating systems for the purposes of Year 2000 compliance. We also addressed the Year 2000 compliance of our new and existing products. We substantially completed our Year 2000 compliance plan during November 1999 and the costs to become Year 2000 compliant were not material to our financial condition or results of operations.

     Our operations may also be adversely affected to the extent that suppliers and other third parties are not Year 2000 compliant. A number of risks relating to the Year 2000 issue may be out of our control, including reliance on outside links for essential services such as communications and power. There can be no assurance that a failure of systems of third parties on which our systems and operations will rely to be Year 2000 compliant will not have a material adverse effect on our business, financial condition or operating results.

     As of the date of this prospectus, we are not aware of any significant Year 2000 issues with respect to our internal systems or the systems of our suppliers or other third parties with whom we transact business.

QUARTERLY  RESULTS

     The following table contains quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. We recorded a charge of approximately $1,800,000 for settlement costs related to a lawsuit that was substantially resolved in the quarter ended June 30, 1999 and a charge of $900,000 for the purchase of patented technology in the quarter ended June 30, 1998. We also recorded gains of $1,760,000 in the quarter ended September 30, 1999 and $740,000 in the quarter ended December 31, 1999 relating to sales of shares of Immtech International, Inc. stock. These items were unusual, nonrecurring adjustments.



                                                                  Quarters Ended
                          Sept. 30,     Dec. 31,   March 31,    June 30,    Sept. 30,    Dec. 31,    March 31,    June 30,
                            1997          1997        1998        1998        1998         1998        1999         1999
                                                     (in thousands, except per share data)
Net sales . . . . . .  $         7,544  $   7,138  $    6,279  $   6,947   $    6,724   $   7,290   $    7,276   $   7,223
Gross profit. . . . .            3,506      3,273       2,919      3,340        3,259       3,562        3,379       2,784
Income (loss) from
  operations. . . . .              586        422          70       (772)        (214)       (880)        (486)     (2,308)
Net income (loss) . .              172        132          19       (822)        (420)       (947)        (681)     (2,340)
Net income (loss)
   per common
   share-Basic. . . .              .02        .02         .00       (.10)        (.05)       (.11)        (.08)       (.27)
        -Diluted. . .              .02        .02         .00       (.10)        (.05)       (.11)        (.08)       (.27)




                                Quarters Ended
                         Sept. 30,            Dec. 31,
                           1999                 1999
                     (in thousands, except per share data)
Net sales. . . . . .  $          6,603  $          6,901
Gross profit . . . .             2,989             3,142
Income (loss) from
  operations . . . .               157              (215)
Net income . . . . .             1,880               498
Net income
   per common
   share-Basic . . .               .22               .06
        -Diluted . .               .21               .06

     We typically receive a substantial volume of our quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, we usually build a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow us to ship the products ordered during the quarter, our quarterly results and stock of finished inventory can be significantly affected.

                                    BUSINESS

     We design, manufacture and market vital signs and gas monitoring instruments and related noninvasive sensors used to monitor patients in many healthcare environments.

     Since a patient's oxygen, anesthetic gas and carbon dioxide levels can change dramatically within minutes, causing severe side effects or death, continuous monitoring of these parameters is increasing. Our monitoring equipment improves patient safety by delivering accurate, comprehensive and instantaneous patient information to the clinician. Our products also allow hospitals to contain costs primarily by substituting cost-effective reusable pulse oximetry sensors for disposable sensors, controlling the use of costly anesthetics and increasing personnel productivity.

     To meet the needs of end-users in a wide variety of patient environments, we have developed a broad line of patient monitors which combine one or more of our patented or other proprietary technologies for monitoring:

-     oxygen  saturation;
-     carbon  dioxide;  and
-     anesthetic  agents,

with  standard  monitoring  technologies  that  provide:

-     electrocardiogram;
-     invasive  and  noninvasive  blood  pressures;
-     temperature;
-     heart  rate;  and
-     respiration  rate.

     In addition, our VitalView telemetry system allows one nurse to monitor up to eight patients simultaneously from a convenient central location. This allows hospitals to move out of the intensive care unit those patients that require continuous monitoring, but do not need all of an intensive care unit's extensive and costly personnel and equipment resources.

PRODUCTS

     We market a broad range of vital signs and gas monitoring products designed to address the needs of a variety of end-users in different patient environments. Our monitors display information graphically and numerically. All of our monitors incorporate adjustable visual and audible alarms to provide reliable patient-specific warnings of critical conditions, and most of our monitors record up to 60 hours of trend data. Our monitors are available with printer capability to provide permanent records of patient data.

     Model  503,  503DX,  504  and  504DX.  Our complete line of pulse oximeters
     ------------------------------------
meets  the  needs  of  virtually  all  clinical  environments,  including:

-     adult,  pediatric  and  neonatal  intensive  care  units;
-     operating  rooms;
-     emergency  rooms;
-     nursing  homes;
-     physicians'  offices;  and
-     ambulances.

     Our pulse oximeter line is designed to provide accuracy and convenience at a competitive cost to the end-user.

     Model  506DX  and  507E  Patient Monitors.  The 507E series is comprised of
     -----------------------------------------
small, compact, portable, full-featured vital signs monitors configured to meet specific clinical needs. The 507E series is well-suited for dental and physician offices. The 506DX is ideal for patient ward monitoring of noninvasive blood pressure. The 507E series combines electrocardiogram, oxygen saturation and noninvasive blood pressure for a complete vital signs monitor for physician office and hospital applications. The 507E series is an effective low-cost monitoring system for the emergency room or the recovery room.

     Scholar (TM). The Scholar monitor series specifically addresses  the  needs
     -----------
of small hospitals with broad  clinical  needs,  including  the  monitoring  of:

-     electrocardiogram;
-     blood  oxygen  saturation;
-     noninvasive  blood  pressure;
-     temperature;  and
-     invasive  blood  pressure.

     Scholar offers all the primary features a hospital needs with the capability of adding more features if desired. Scholar monitors are available with printer and recorder capability and can transmit data to our VitalView Central Stations.

     Model  1100  Anesthesia  Monitor.  The  Model 1100 monitor provides patient
     --------------------------------
monitoring for a wide variety of cardio-pulmonary parameters in an integrated system. The Model 1100 is able to monitor:

-     two  electrocardiogram  waveforms;
-     noninvasive  blood  pressure;
-     three  types  of  invasive  blood  pressure;
-     respiration  rate;
-     heart  rate;
-     temperature;
-     oxygen  saturation;
-     inspired/expired  oxygen;  and
-     carbon  dioxide  and  anesthetic  gases.

     The Model 1100 uses our proprietary disposable respiratory secretion filter system.

     Model  602-3B,  602-6B,  602-11  and  602-13  Gas Monitors.  The 602 series
     ----------------------------------------------------------
provides monitoring of carbon dioxide, pulse oximetry and anesthetic agents using our proprietary infrared technology. The 602 IQ series of operating room monitors provides automatic identification and quantification of all five approved anesthetic agents.

     Model  4400  Series  Blood  Pressure,  Pulse  Oximetry  and  Temperature
     ------------------------------------------------------------------------
Combination  Monitor.  The 4400 series monitor was developed in conjunction with
     ---------------
Alaris Medical and incorporates our oximetry and noninvasive blood pressure technology with Alaris's temperature technology. Alaris has the rights to market the Model 4400 monitor to hospitals in the United States and Canada. We have rights to market the product to the alternate care market and to international markets.

     Model 602-14 POET (TM) LT Monitor.  The hand-held  POET  LT  provides small
     ---------------------------------
hospitals and alternate care environments with compact, portable carbon dioxide monitoring. The POET LT series is an effective, low-cost functioning solution for these environments.

     VitalView (TM). The VitalView central station makes  it  possible  for  one
     -------------
nurse or technician to monitor numerous patients simultaneously. The VitalView can receive, display and store data from a wide variety of our monitors including the Scholar, 507E and MPT.

     MPT (TM).  The  MPT  (Multiple  Parameter  Telemetry)  monitor  allows  the
     --------
transmission of vital signs (electrocardiogram, blood oxygen saturation and noninvasive blood pressure) on a real time basis to a VitalView central station while the patient is ambulatory. In today's healthcare environment, hospitals benefit by moving patients from expensive critical care departments as quickly as possible to less expensive general nursing floors. MPT, because of its complete monitoring capability and its lower cost, allows the patient to be ambulatory while still being monitored for all vital signs.

     Pulse  Oximetry Sensors.  We have designed proprietary, noninvasive sensors
     -----------------------
that can be used on any patient, from a premature infant to a full-grown adult. Our line of reusable pulse oximetry sensors offers users significant cost savings compared to disposables. Our reusable sensors generally last longer than the one-year warranty period and are easily and inexpensively cleaned between uses. Our reusable sensors include a finger sensor for routine applications and a multisite sensor for increased placement flexibility. The multisite sensor is fully immersible, allowing for sterilization between patients. We also sell a range of disposable sensors designed for single use in cases where the facility would prefer to use a patient charge disposable product.

     Water  Chek/Chek-Mate  Filter  System.  Our patented, disposable Water Chek
     -------------------------------------
system separates a patient's respiratory secretions from a breath sample before it enters the gas monitor(s) for analysis. Our proprietary, disposable Chek-Mate filter enhances the removal of moisture from the sample, while preventing cross-contamination. This system allows the monitor to operate effectively regardless of humidity or patient condition. The self-sealing feature also protects the healthcare provider from potential contamination.

MARKETING  AND  SALES

     Domestic  Sales.  At  November 30, 1999, our domestic sales force consisted
     ---------------
of 18 employees and 75 independent dealers. Our sales force and independent dealers market our products to many different types of medical facilities such as hospitals, surgery centers, nursing homes and physician offices. We sell our higher-end monitors, MPT, Vital View Central Station and anesthetic agent monitors, principally to hospitals whereas the vital signs and pulse oximeters are sold primarily for nonhospital settings.

     International Sales.  One of our principal marketing strategies has been to
     -------------------
target international markets, particularly Europe, Latin America and the Pacific Rim countries. During fiscal 1999, we sold our products, principally to hospitals, in over 75 countries through over 140 independent dealers. Most of our international order processing, invoicing, collection and customer service functions are handled directly from our headquarters in Waukesha, Wisconsin. We believe demand for our products in international markets is primarily driven by cost containment concerns, and increased interest in using quality patient monitoring products for improved patient management.

     In fiscal 1999, 37% of our net sales, or $10.5 million, was attributable to international sales, of which approximately:

-     44%  was  from  sales  in  Europe  and  the  Middle  East;
-     21%  was  from  sales  to  Pacific  Rim  countries;  and
-     35%  was  from  sales  to  Canada  and  Central  and  South  America.

     In fiscal 1998, 46% of our net sales was attributable to international sales. In fiscal 1997, 51% of our net sales was attributable to exports. We have no material identifiable assets located in foreign markets. We sell our products in United States dollars and are not subject to significant currency risks. However, an increase in the value of the United States dollar relative to foreign currencies could make our products less price competitive in those markets. In addition, significant devaluation of certain foreign currencies could adversely affect the collectibility of accounts receivable from international customers. We analyze this risk before making shipments to countries we view as unstable.

     Clinical Support.  At November 30, 1999, we employed three clinical support
     ----------------
specialists to provide customer training and education, primarily to domestic hospitals. The clinical support staff also assists in the periodic training and education of the direct sales force. In addition, the clinical support staff maintains contact with end-users and provides additional training and updates. Clinical support in foreign markets is provided by our clinical support staff and direct sales force.

     Warranty and Service.  We believe that customer service is a key element of
     --------------------
our marketing program. Our monitors and reusable sensors are warranted against defects for one year. If a problem develops with a Criticare product while under warranty, we typically provide a replacement unit until the product can be repaired at our facility. At November 30, 1999, we had a customer service staff of 16 people at our Waukesha, Wisconsin facility. We offer extended warranties and service contracts on all of our monitors.

MANUFACTURING

     We continually strive to implement manufacturing efficiencies while maintaining product quality and reliability. Our oximeters and sensors are assembled from off-the-shelf components and other parts produced to our specifications, such as printed circuit board assemblies, custom transformers and sensor cable/connector subassemblies. However, we produce certain important components in-house. All electronic components are subjected to a 24-hour high-temperature burn-in to eliminate early component failure. Some subassembly is performed by subcontractors, but final assembly and quality control are performed at our facility. We maintain test and inspection procedures to minimize errors and enhance the operating reliability of our products. Final test procedures on fully assembled units include an operational test and a continuous 72-hour burn-in procedure.

     Some of our products incorporate components currently purchased from single sources. While we believe these components are available from alternate sources on reasonable terms, an interruption in the delivery of these or other components could harm us. In order to reduce the risk of supply interruption, we maintain inventories of important components. However, we have been experiencing a severe shortage of LC monitors during the third quarter of fiscal 2000 which we expect to delay international shipments of our new product line.

     The ISO 9000 series of quality management and assurance standards was developed by the International Organization for Standardization and published in 1987. In 1993 the European Community was formed with the signing of the Maastricht Treaty by 12 European countries. One of the many standards adopted by this group is the ISO 9000 international quality assurance and quality management series under the designation EN2 9000. Based on this action by the European Community and specific requirements from European customers, we believe ISO 9000 registration will be required to compete in European Community and other international markets as an indication of compliance with international quality management and assurance standards. In July 1994 the Food and Drug Administration announced its intention of harmonizing the ISO 9000 standards with its Medical Device Good Manufacturing Practices. We have achieved certification under ISO 9001 and 9002 standards. See "Regulation."

RESEARCH,  DEVELOPMENT  AND  ENGINEERING

     We have focused our research development and engineering expenditures on products designed to meet identified market demands. We seek to apply our expertise in gas monitoring and related sensor technology to develop new products and adapt existing products for new markets. At November 30, 1999, we had an in-house research, development and engineering staff of 23 people. Our research, development and engineering expenditures were $3.0 million in fiscal 1999, $3.3 million in fiscal 1998 and $2.3 million in fiscal 1997.

COMPETITION

     The markets for our products are highly competitive. Many of our competitors, including our principal competitors described below, have:

-     greater  financial  resources;
-     more  established  brand  identities  and  reputations;
-     longer  histories  in  the  medical  equipment  industry;  and
-     larger  and  more  experienced  sales  forces.

     In these respects, our competitors may have a competitive advantage over us. We compete primarily on the basis of product features, the quality and value of our products (i.e., their relative price compared to performance features provided) and the effectiveness of our sales and marketing efforts. We believe that our principal competitive strengths are provided by:

-     our  focus  on  cost  containment;
- our patented and other proprietary technology and software for noninvasive continuous monitoring of oxygen, anesthetic gases, carbon dioxide and noninvasive blood pressure;
-     our  cost-efficient  manufacturing;
-     the  efficiency  and  speed  of  our research and development efforts; and
-     our  established  international  presence.

     The principal competing manufacturers of pulse oximeters are Nellcor Puritan Bennett, a unit of Mallinckrodt Inc., and Datex/Ohmeda, a United States subsidiary of Instrumentarium OY, a Finnish company. We estimate that Nellcor has captured a majority of the worldwide pulse oximeter market, and that Datex/Ohmeda and Criticare have each captured significant portions of the worldwide pulse oximeter market. In addition, there are approximately four other companies which compete in the market for pulse oximeters. We also indirectly compete with manufacturers of numerous other medical equipment products for limited customer funds.

     We believe that the worldwide anesthetic agent and carbon dioxide monitor markets are comparatively fragmented, with Datex/Ohmeda as the principal competitor. Our principal competitors in the domestic gas monitor market include Datex/Ohmeda and Hewlett-Packard Company. The market for vital signs monitors includes competitors such as Hewlett-Packard Company, Siemens A.G., Datex/Ohmeda and SpaceLabs, Inc., a subsidiary of Westmark International Incorporated.

     We believe that our principal competitors in Western Europe include Datex/Ohmeda and that we have a significant share of this market. In the Pacific Rim countries, we believe that Datex/Ohmeda is the leading competitor.

REGULATION

     As a manufacturer of medical diagnostic equipment, we are regulated by the Food and Drug Administration and similar foreign governmental agencies. In producing our products, we must comply with a variety of regulations, including the good manufacturing practices regulations of the Food and Drug Administration. In addition, we are subject to periodic inspections by this agency. If the Food and Drug Administration believes that its legal requirements have not been fulfilled, it has extensive enforcement powers, including the ability to ban or recall products from the market and to prohibit the operation of manufacturing facilities. We believe our products comply with applicable Food and Drug Administration regulations in all material respects. In addition, we received ISO 9002 certification on April 29, 1993 and ISO 9001 certification on July 8, 1994.

     Under the Federal Food, Drug and Cosmetic Act, as amended, all medical devices are classified as Class I, Class II or Class III, depending upon the level of regulatory control to which they will be subject. Class III devices, which are the most highly controlled devices, are subject to premarket approval by the Food and Drug Administration prior to commercial distribution in the United States.

     Our current products have not been subject to the Food and Drug Administration's comprehensive premarket approval requirements, but are generally subject to premarket notification requirements. If a new device is substantially equivalent to a device that did not require premarket approval, premarket review is satisfied through a procedure known as a "510(k) submission," under which the applicant provides product information supporting its claim of substantial equivalence. The Food and Drug Administration may also require that it be provided with clinical trial results showing the device's safety and efficacy.

     We believe that the products we are currently developing generally will be eligible for the 510(k) submission procedure and, therefore, will not be subject to lengthy premarket approval procedures. However, these products are still being developed and we can make no assurance that the Food and Drug Administration will determine that the products may be marketed without premarket approval.

     We seek, where appropriate, to comply with the safety standards of Underwriters' Laboratories and the Canadian Standards Association and the standards of the European Community. To date, we have not experienced significant regulatory expense or delay in the foreign markets in which we sell our products. Industry and professional groups such as the American Society of Anesthesiologists, to the extent they have the power to mandate practices or procedures as part of their profession's standard of care, are also a source of indirect regulation of our business.

PATENTS  AND  TRADEMARKS

     We believe one of our principal competitive advantages is provided by our patented and other proprietary technology, including our:

-     sensor  technology;
-     infrared  specific  anesthetic  gas  monitoring  technology;
-     UltraSync  signal  processing  software;  and
-     disposable  respiratory  secretion  filter  system.

     None of our U.S. patents expire before 2004. We also have three foreign patent applications pending. There is no assurance that any patents held or secured by us will provide any protection or commercial or competitive benefit to us. There is also no assurance that our products will not infringe upon patents held by others. We are the owner of United States trademark registrations for "POET" and "Scholar."

     We also rely upon trade secret protection for certain of our proprietary technology. Although we require our employees having access to our proprietary information to sign confidentiality agreements, we can make no assurance that such agreements can be effectively enforced or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our trade secrets.

EMPLOYEES

     At  November  30,  1999  we  had  105  employees,  including:

-     41  in  manufacturing  and  operations;
-     6  in  quality  control;
-     22  in  sales  and  marketing;
-     13  in  administration;  and
-     23  in  research,  development  and  engineering.

     Many of our technical employees are highly skilled. We believe that our continued success depends in part on our ability to continue to attract qualified management, marketing and technical personnel. None of our employees are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

BACKLOG

     Our backlog was approximately $1,836,000 on June 30, 1999 and approximately $1,342,000 on June 30, 1998. The backlog at these dates consisted primarily of products for which the sales order specified a delayed delivery date. We generally deliver our products out of inventory when specified by the customer. We do not believe that our backlog at any date is indicative of our future sales.

DESCRIPTION  OF  PROPERTY

     In November 1992, we purchased a new 60,000 square foot facility for approximately $4.5 million as our headquarters in Waukesha, Wisconsin. Our mortgage calls for monthly installments of principal and interest of approximately $28,000 and a final "balloon" payment of approximately $3.0 million in April 2004. We believe this facility will be adequate for the foreseeable future.

LEGAL  PROCEEDINGS

     In July, 1999, Criticare and Dynamic Options Corporation, Inc. settled pending legal proceedings. We agreed to make a cash payment to Dynamic, sell on behalf of Dynamic a portion of the shares we hold in Immtech International, Inc., issue to Dynamic 150,000 shares of our common stock and transfer certain inventory related to telemetry products no longer sold by us. In January 2000, Criticare and Dynamic agreed that we would make an additional cash payment to Dynamic in lieu of issuing to Dynamic the 150,000 shares of our common stock.

     In the normal course of business we also may be involved in various legal proceedings from time to time. We do not believe we are currently involved in any claim or action the ultimate disposition of which would have a material adverse effect on us. We mitigate product liability claims through insurance coverage.

                                   MANAGEMENT


DIRECTORS  AND  OFFICERS

     The following table sets forth information regarding our directors and executive officers:




NAME                       AGE  TITLE
-------------------------  ---  ------------------------------------------------
Karsten Houm (1)(2)         53  Chairman of the Board and Director

Emil H. Soika               61  President, Chief Executive Officer and Director

Gerhard J. Von der Ruhr     58  Director

N.C. Joseph Lai, Ph.D       57  Director

Milton Datsopoulos (1)(2)   59  Director

Mark Ruehle                 38  Vice President-Finance and Secretary

Stephen D. Okland           57  Vice President-Domestic Sales

Drew M. Diaz                36  Vice President-International Sales

Michael T. Larsen           40  Vice President-Quality Control/Quality Assurance

Joseph Lester               49  Vice President-Operations
______________________


     (1)     Member  of  Audit  Committee.
     (2)     Member  of  Compensation  Committee.

     KARSTEN HOUM, CHAIRMAN OF THE BOARD AND DIRECTOR. Mr. Houm has served as our Chairman of the Board since November 1998 and as a Director since 1985. Mr. Houm also currently works as a management consultant. From September 1985 to 1997, Mr. Houm served as President of Unitor, a Norwegian shipping company.

     EMIL H. SOIKA, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Soika has served as our President, Chief Executive Officer and Director since November 1998. From November 1995 to September 1998, Mr. Soika served as Vice President and General Manager of Spacelabs Medical Systems, a medical monitoring and clinical information systems company. From March 1991 to July 1995, Mr. Soika served as President and Chief Executive Officer of Block Medical, a manufacturer of intravenous dispensers. Mr. Soika is a director of Immtech International, Inc., a company engaged in the research and development of products in the fields of biochemistry and immunology.

     GERHARD J. VON DER RUHR, DIRECTOR. Mr. Von der Ruhr has served as a Director since 1984. Mr. Von der Ruhr is Chairman of O.B. Scientific, Inc., a medical technology company. Mr. Von der Ruhr is our co-founder and served as our Chairman, President (CEO) and Treasurer from our inception in October 1984 until November 1998.

     N.C. JOSEPH LAI, PH.D., DIRECTOR. Dr. Lai has served as a Director since 1984. Dr. Lai is a management consultant. Dr. Lai is our co-founder and served as our Vice Chairman and as an officer from our inception in October 1984 until November 1998.

     MILTON DATSOPOULOS, DIRECTOR. Mr. Datsopoulos has served as a Director since 1986. Mr. Datsopoulos has been a partner in the law firm of Datsopoulos, MacDonald & Lind in Missoula, Montana since 1974. Mr. Datsopoulos is a director of Montana Naturals Int'l, Inc., a manufacturer of natural food products and nutritional supplements, Kafus Environmental Industries Ltd., a producer of consumer and industrial waste recycling technology, and Leigh Resource Corporation, a company engaged in mineral exploration and development.

     MARK RUEHLE, VICE PRESIDENT-FINANCE AND SECRETARY. Mr. Ruehle has served as our Vice President-Finance and Secretary since February 2000. Prior to joining us, Mr. Ruehle was Senior Manager of Finance for AmeriServe Food
Distribution,  Inc.  from  December  1992  to  June  1999.

     STEPHEN D. OKLAND, VICE PRESIDENT-DOMESTIC SALES. Mr. Okland has served as one of our Vice Presidents since May 1988.

     DREW M. DIAZ, VICE PRESIDENT-INTERNATIONAL SALES. Mr. Diaz served as our Regional Sales Manager for the Middle East and Western Europe from 1993 until he was appointed Director of International Sales in 1995. Mr. Diaz was most recently promoted to Vice President-International Sales in 1997. From October 1996 until August 1997, Mr. Diaz also served as Geschaeftsfuehrer of Criticare International GmbH Marketing Services, our wholly-owned subsidiary which was dissolved in 1998 following bankruptcy proceedings under German law.

     MICHAEL T. LARSEN, VICE PRESIDENT-QUALITY CONTROL/QUALITY ASSURANCE. Mr. Larsen has served as our Vice President-Quality Control/Quality Assurance since September 1990.

     JOSEPH LESTER, VICE PRESIDENT-OPERATIONS. Mr. Lester has served as our Vice President-Operations since January 2000. Prior to joining us, Mr. Lester was Vice President-Operations for Siemens Medical Systems, Inc. from April 1997 to January 2000. From 1993 to 1997, Mr. Lester was Senior Director of Operations for Spacelabs Medical Systems.

BOARD  OF  DIRECTORS

     Our Board of Directors consists of five members. Our By-laws provide that our Board of Directors will be divided into three classes, with each class serving staggered three year terms. Karsten Houm and Emil H. Soika will stand for re-election at the 2000 annual meeting of stockholders. Milton Datsopolous will stand for re-election at the 2001 annual meeting of stockholders. Gerhard
J. Von der Ruhr and N.C. Joseph Lai will stand for re-election at the 2002 annual meeting of stockholders.

COMPENSATION  OF  DIRECTORS

     Our Directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors. Our Directors receive no cash directors' fees. During fiscal 1999, we granted:

-     200,000  stock  options  to  Mr.  Soika;
-     22,500  stock  options  to  each  of  Mr.  Houm  and  Mr. Datsopoulos; and
- regranted 77,500 stock options to each of Mr. Houm and Mr. Datsopoulos through the repricing of options on December 11, 1998.

EXECUTIVE  COMPENSATION

     Cash and Other Compensation. The following table sets forth compensation information for the three fiscal years ended June 30, 1999 with respect to the two persons who served as our Chief Executive Officer during fiscal 1999 and our two other executive officers whose salary exceeded $100,000 for fiscal 1999. The persons listed below are sometimes referred to in this prospectus as the "named executive officers."

                                             SUMMARY COMPENSATION TABLE
                                                                                     LONG-TERM
                                     ANNUAL COMPENSATION                            COMPENSATION
                                     -------------------                           ---------------
                                                                                       AWARDS:
                                                                                     SECURITIES
NAME AND                                                      OTHER ANNUAL           UNDERLYING        ALL OTHER
PRINCIPAL POSITION          YEAR             SALARY($)        COMPENSATION($) (1)  OPTIONS/SARS (#)  COMPENSATION($)
--------------------------  ---------------  ---------------  -------------------  ----------------  ---------------
Emil H. Soika,              1999                  78,125                       --       200,000               --
  President, Chief
  Executive Officer and
  Director (2)

Gerhard J. Von der Ruhr,    1999                  60,000                    1,915            --          593,646 (4)
  Chairman of the Board,    1998                 144,000                      958            --           56,838 (4)
  President (CEO) and       1997                 144,000                      957            --           56,620 (4)
  Treasurer (3)

Stephen D. Okland,          1999                 277,576 (5)                6,000        43,500 (6)        3,701 (7)
  Vice President-Domestic   1998                 302,628 (5)                6,000            --            3,690 (7)
  Sales                     1997                 253,706 (5)                6,000        10,000            3,441 (7)

Drew M. Diaz,               1999                 165,609                    1,915       100,000 (8)        1,882 (9)
  Vice President-           1998                 188,292                      638            --               86 (9)
  International Sales       1997                 180,717                    8,223        50,000            3,226 (9)
_____________________

(1)     The  amounts  represent  automobile  allowance  payments.

(2)     Mr.  Soika  commenced  employment  with  us  in  November  1998.

(3)     Mr.  Von  der  Ruhr  resigned  as our Chairman of the Board, President (CEO) and Treasurer in November 1998.

(4)     For  fiscal  1999,  represents  $50,396  of premiums we paid on two life insurance policies, the proceeds of which  are  payable to the beneficiary of Mr. Von der Ruhr, $2,760 of our contributions to the 401(k) plan on behalf of  Mr. Von der Ruhr and $540,490 paid or accrued for severance.  For fiscal 1998, represents $53,638 of premiums we paid  on  two life insurance policies, the proceeds of which are payable to the beneficiary of Mr. Von der Ruhr, and
$3,200  of  our contributions to the 401(k) plan on behalf of Mr. Von der Ruhr.  For fiscal 1997, represents $53,620 of  premiums we paid on two life insurance policies, the proceeds of which are payable to the beneficiary of Mr. Von der  Ruhr,  and  $3,000  of  our  contributions  to  the  401(k)  plan  on  behalf  of  Mr.  Von  der  Ruhr.

(5)     Represents  commissions  we  paid  to  Mr.  Okland  based on a percentage of our domestic sales.  Mr. Okland receives  no  fixed  salary.

                                       20


(6)     Represents  30,000  stock options granted in fiscal 1999 and 13,500 stock options regranted due to repricing of  options  on  December  11,  1998.

(7)     For  fiscal  1999, represents $501 of premiums we paid on a life insurance policy, the proceeds of which are payable  to  the  beneficiary  of  Mr.  Okland,  and $3,200 of our contributions to the 401(k) plan on behalf of Mr.
Okland.  For  fiscal 1998, represents $490 of premiums we paid on a life insurance policy, the proceeds of which are payable  to  the  beneficiary  of  Mr.  Okland,  and $3,200 of our contributions to the 401(k) plan on behalf of Mr.
Okland.  For  fiscal 1997, represents $441 of premiums we paid on a life insurance policy, the proceeds of which are payable  to  the  beneficiary  of  Mr.  Okland,  and $3,000 of our contributions to the 401(k) plan on behalf of Mr.
Okland.

(8)     Represents  34,000  stock options granted in fiscal 1999 and 66,000 stock options regranted due to repricing of  options  on  December  11,  1998.

(9)     For  fiscal  1999, represents $101 of premiums we paid on a life insurance policy, the proceeds of which are payable  to  the  beneficiary of Mr. Diaz, and $1,781 of our contributions to the 401(k) plan on behalf of Mr. Diaz.
For fiscal 1998, represents $86 of premiums we paid on a life insurance policy, the proceeds of which are payable to the  beneficiary  of  Mr. Diaz.  For fiscal 1997, represents $3,226 of premiums we paid on a health insurance policy while  Mr.  Diaz  was  a  resident  of  Europe,  the  proceeds  of which are payable to the beneficiary of Mr. Diaz.

     Options Granted During Fiscal 1999. The following table provides information regarding stock options granted to our named executive officers during the fiscal year ended June 30, 1999.

                        OPTION GRANTS IN LAST FISCAL YEAR

                         NUMBER OF        % OF TOTAL
                         SECURITIES     OPTIONS/SARS
                         UNDERLYING     GRANTED TO
                         OPTIONS/SARS   EMPLOYEES IN  EXERCISE PRICE   EXPIRATION
NAME                     GRANTED (#)    FISCAL YEAR           ($/ SH)  DATE
-----------------------  -------------  ------------  ---------------  ----------

Emil H. Soika                  100,000           9.0           1.6875     2/23/04
                               100,000           9.0           1.5000     3/10/04

Gerhard J. Von der Ruhr             --            --               --          --

Stephen D. Okland               30,000           2.7           1.8750    12/11/03
                                10,000             *           1.8750    10/08/00
                                 3,500             *           1.8750    12/31/01

Drew M. Diaz                    34,000           3.1           1.5000     3/10/04
                                 2,000             *           1.8750     1/25/00
                                 4,000             *           1.8750    12/31/01
                                10,000             *           1.8750    10/08/00
                                50,000           4.5           1.8750     1/23/02

*     Less  than  1%

Fiscal Year-End Option Values. The following table shows the fiscal year-end value of unexercised options held by the named executive officers. None of the named executive officers exercised options in fiscal 1999.



                                        FISCAL YEAR-END OPTION VALUES
                          NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                               UNEXERCISED OPTIONS AT                  IN-THE-MONEY
                                  FISCAL YEAR-END(#)          OPTIONS AT FISCAL YEAR END($) (1)
                                 ------------------           ---------------------------------
NAME                     EXERCISABLE         UNEXERCISABLE  EXERCISABLE             UNEXERCISABLE
-----------------------  ------------------  -------------  ----------------------  -------------
Emil H. Soika                            --        200,000                      --         93,750
Gerhard J. Von der Ruhr                  --             --                      --             --
Stephen D. Okland                    13,500         30,000                   2,531          5,625
Drew M. Diaz                         32,000         68,000                   4,125         27,375


(1)     Based  on  the  reported  closing  bid price of $2.0625 per share of common stock on June 30, 1999.

     Employment Agreements and Severance Arrangements. On June 1, 1999, we entered into employment agreements with Emil H. Soika, President, Chief Executive Officer and Director, Stephen D. Okland, Vice President-Domestic Sales, and Drew M. Diaz, Vice President-International Sales. The agreements provide, respectively, that Mr. Soika will receive a base salary of $125,000 per year, and Mr. Okland and Mr. Diaz will continue to receive their respective current compensation, with an annual review of the compensation within 30 days prior to the end of each fiscal year. Mr. Soika is eligible to participate in a cash bonus program and each of Mr. Soika, Mr. Okland and Mr. Diaz is entitled to receive health and life insurance coverage and disability insurance. We may terminate Mr. Soika's, Mr. Okland's or Mr. Diaz's respective employment at any time and any of Mr. Soika, Mr. Okland or Mr. Diaz may resign at any time. If we terminate employment without cause at any time either prior to or after a change in control, Mr. Soika is entitled to receive payment of his base salary and his other employee benefits for 12 months, Mr. Okland is entitled to receive payment of $18,750 per month and his other employee benefits for 24 months, and Mr. Diaz is entitled to receive payment of his then current compensation and his other employee benefits for 12 months, respectively, from the date of termination. If Mr. Soika's, Mr. Okland's or Mr. Diaz's employment is terminated for any other reason before a change in control, the terminated employee will not be entitled to receive any base salary or other benefits for periods after the termination date. If we experience a change in control, and Mr. Soika, Mr. Okland or Mr. Diaz voluntarily terminates his employment for any reason after completing three months of employment after the change in control, Mr. Soika is entitled to receive payment of his base salary and his other employee benefits for 12 months, Mr. Okland is entitled to receive payment of $18,750 per month and his other employee benefits for 24 months, and Mr. Diaz is entitled to receive payment of his then current compensation and his other employee benefits for 12 months, respectively, after the date of termination, or until Mr. Soika, Mr. Okland or Mr. Diaz secures alternative employment, whichever period is shorter. Each of Mr. Soika, Mr. Okland and Mr. Diaz have agreed not to compete with us during employment and for a period of 3, 24 and 12 months, respectively, after any voluntary termination of employment or for a period of 12, 24 and 12 months, respectively, after any termination by us without cause. Mr. Soika, Mr. Okland and Mr. Diaz have each agreed to maintain the confidentiality of our financial statements and other financial information.

     On  November  16, 1998, we entered into a severance agreement with Gerhard
J. Von der Ruhr, our former Chairman of the Board, President (CEO) and Treasurer. Pursuant to this severance agreement, we are required to make payments to Mr. Von der Ruhr of $6,000 per month over the 36 months from December 1998 through November 2001. We also agreed to (i) issue options to purchase up to 21,000 shares of common stock to Mr. Von der Ruhr with an exercise price of $2.0625 per share, (ii) allow Mr. Von der Ruhr to continue to use office space and secretarial services for a period of up to 12 months, (iii) continue to provide fringe benefits to Mr. Von der

Ruhr through September 30, 2001, and (iv) continue to provide health benefits to Mr. Von der Ruhr and his spouse until the earlier of the date Mr. Von der Ruhr reaches age 65 or he obtains comparable insurance coverage from a subsequent employer. Pursuant to this severance agreement, we also transferred patent and technology rights that we had received from Immtech International, Inc. relating to treatment for sepsis and prophylaxis and 172,414 shares of Immtech common stock to O. B. Scientific, Inc. in exchange for the payment by O. B. Scientific of $150,000 in ten semi-annual installments of $15,000 each starting on June 1, 1999. We received 10% of the outstanding shares of O. B. Scientific and the right to elect one member of the board of directors of O. B. Scientific. Criticare and Mr. Von der Ruhr also agreed to certain provisions regarding the distribution of products related to the technology transferred by us to O. B. Scientific.

     On November 16, 1998, we also entered into a severance agreement with N.C. Joseph Lai, Ph.D., our former Senior Vice President, Vice Chairman of the Board and Secretary. Pursuant to this severance agreement, we are required to make payments to Dr. Lai of $5,000 per month over the 36 months from December 1998 through November 2001. We also agreed to (i) issue options to purchase up to 21,000 shares of common stock to Dr. Lai with an exercise price of $2.0625 per share, (ii) allow Dr. Lai to continue to use office space and secretarial services for a period of up to 12 months, (iii) continue to provide fringe benefits to Dr. Lai through September 30, 2001, and (iv) continue to provide health benefits to Dr. Lai and his spouse until the earlier of the date Dr. Lai reaches age 65 or he obtains comparable insurance coverage from a subsequent employer.

                             PRINCIPAL STOCKHOLDERS

     The following table provides information regarding the beneficial ownership of our common stock as of December 22, 1999 by:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
-     each  director;
-     each  named  executive  officer;  and
-     all  directors  and  executive  officers  as  a  group.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of December 22, 1999 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                    SHARES
PRINCIPAL STOCKHOLDER (1)                                     BENEFICIALLY OWNED   PERCENT
------------------------------------------------------------  -------------------  --------
Emil H. Soika. . . . . . . . . . . . . . . . . . . . . . . .                  --        --
Gerhard J. Von der Ruhr. . . . . . . . . . . . . . . . . . .          560,275 (2)      6.4%
N.C. Joseph Lai. . . . . . . . . . . . . . . . . . . . . . .          713,894 (3)      8.2
Karsten Houm . . . . . . . . . . . . . . . . . . . . . . . .          103,365 (4)      1.2
Milton Datsopoulos . . . . . . . . . . . . . . . . . . . . .           77,500 (5)        *
Stephen D. Okland. . . . . . . . . . . . . . . . . . . . . .           17,000 (6)        *
Drew M. Diaz . . . . . . . . . . . . . . . . . . . . . . . .           45,500 (7)        *
All directors and executive officers as a group (10 persons)        1,629,634 (8)     18.1
_____________________


*     Less  than  1%

(1)     Unless otherwise indicated, the address of the beneficial owner is 20925 Crossroads
Circle,  Waukesha,  WI  53186.  The  address  of  Mr. Houm is Kristinelundvn 21, 0268 Oslo,
Norway  and  the  address  of  Mr.  Datsopoulos  is Central Square Building, 201 West Main,
Missoula,  Montana  59802.

(2)     Includes  410,000 shares owned of record by Ursula Von der Ruhr, Mr. Von der Ruhr's wife,  and  1,175  shares  owned  of  record  by Mark Von der Ruhr, Mr. Von der Ruhr's son.

(3)     Includes  116,000  shares  owned  of  record  by Helen Lai, Dr. Lai's wife; 137,000 shares  owned  jointly  by  Dr.  Lai and his wife; 184,000 shares in the aggregate owned of record  by  Dr.  Lai's  sons,  Christopher  Lai and Thomas Lai; and 134,000 shares owned of record  by  the  Lai  Family  Foundation.

(4)     Includes  87,500  shares  which  Mr.  Houm has the right to acquire under currently exercisable  options.

(5)     Includes  77,500  shares  which  Mr.  Datsopoulos  has  the  right to acquire under currently  exercisable  options.


                                       24

(6)     Includes  13,500  shares  which Mr. Okland has the right to acquire under currently exercisable  options.

(7)     Includes  44,000  shares  which  Mr.  Diaz has the right to acquire under currently exercisable  options.

(8)     Includes  277,500  shares  of common stock the members of the group have a right to acquire  under  currently  exercisable  options.

                               SELLING STOCKHOLDER

     All of the shares of our common stock offered for sale pursuant to this prospectus are being offered by the selling stockholder. We issued the shares to the selling stockholder in March, 2000 as part of the settlement of litigation between the selling stockholder and us.

     Information with respect to the shares of our common stock beneficially owned by the selling stockholder follows.

                            SHARES OF COMMON STOCK
                              OWNED PRIOR TO THE    SHARES OFFERED   SHARES TO BE OWNED
                                   OFFERING         FOR SALE HEREBY  AFTER THE OFFERING*
                            ----------------------  ---------------  -------------------
                                                                     NUMBER               PERCENT
                                                                     -------------------  -------
Applied Data Systems, Inc.                  30,000           30,000                   --       --


*Assumes  sale  of  all  shares  offered  by  this  prospectus.

                              PLAN OF DISTRIBUTION

     The selling stockholder may, without limitation and from time to time, sell all or a portion of its shares of our common stock being registered under this prospectus on any stock exchange, market or trading facility on which the common stock is traded, at market prices prevailing at the time of sale, fixed prices or at negotiated prices. The shares may, without limitation, be sold by the selling stockholder by one or more of the following methods:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer engaged by the selling stockholder will attempt to sell the shares as agent for the selling stockholder but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

-     privately  negotiated  transactions;

- in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, rather than pursuant to this prospectus;

-     a  combination  of  any  such  methods  of  sale;  or

-     any  other  method  permitted  pursuant  to  applicable  law.

     From time to time the selling stockholder may pledge its shares pursuant to the margin provisions of the selling stockholder's customer agreements with its brokers. Upon a default by the selling stockholder, the broker may, from time to time, offer and sell the pledged shares.

     In effecting sales, brokers-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in such sales. Brokers-dealers may receive commissions or discounts from the selling stockholder (or, if any such broker-dealer acts as agent for the purchase of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of shares of the common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder.

     The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broke-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the selling stockholder's shares, other than the fees and disbursements of counsel to the selling stockholder and underwriting discounts or commissions, if any. Additionally, we have agreed to indemnify the selling stockholder from certain liabilities in connection with the offering, including liabilities under the federal securities laws.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 15,000,000 shares of common stock, $0.04 par value per share and 500,000 shares of preferred stock, $0.04 par value per share. The following description of our capital stock is qualified in all respects by reference to our Restated Certificate of Incorporation.

COMMON  STOCK

     As of December 22, 1999, approximately 8,736,151 shares of common stock were outstanding, held of record by 297 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may declared by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock offered under this prospectus will be fully paid and non-assessable.

PREFERRED  STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock in one or more series and the designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock. We have, however, rights which may become exercisable to purchase preferred stock under our rights plan. See "Rights Plan."

DELAWARE ANTI-TAKEOVER LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Delaware law and our Certificate of Incorporation and By-laws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. We have summarized the relevant provisions of Delaware law and our existing charter and By-laws below. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Criticare to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

- the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

- upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85 % of the voting stock of the corporation outstanding at the time the transaction commenced excluding shares owned by persons who are directors and also officers; or

- on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the holders of at least 662/3% of our outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Our By-laws provide that our Board of Directors is divided into three classes, with each class serving staggered three year terms. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire control of Criticare or discourage a third party from attempting to acquire control of Criticare. These provisions may have the effect of deterring hostile takeovers or delaying changes in our management.

RIGHTS  PLAN

     On March 27, 1997, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on April 24, 1997 to the stockholders of record on that date. Each purchase right entitles the registered holder to purchase from us one one-hundredth of one of our preferred shares at a price of $25 per one one-hundredth share, subject to adjustment. The description and terms of the purchase rights are set forth in a Rights Agreement between us and Firstar Trust Company, as rights agent.

     Initially, the purchase rights are attached to all certificates representing common stock then outstanding and no separate certificates representing the purchase rights will be distributed. The purchase rights will separate from the common stock upon the distribution date, which is the earlier to occur of:

- 10 days following a public announcement that an acquiring person, which includes a person or group of affiliated or associated persons, has acquired beneficial ownership of 20% or more of our outstanding common stock; or

- 10 business days, or such later date as may be determined by action of our Board of Directors prior to such time as any person or group becomes an acquiring person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by an acquiring person of 30% or more of our outstanding common stock.

     The Rights Agreement provides that, until the distribution date, or earlier redemption or expiration of the purchase rights:

- the purchase rights will be transferred with and only with the common stock;

- new common share certificates issued after April 24, 1997 upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference; and
- the surrender for transfer of any certificates for common stock outstanding as of April 24, 1997, even without such notation, will also constitute the transfer of the purchase rights associated with the common stock represented by such certificate.

     As soon as practicable following the distribution date, separate certificates evidencing the purchase rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and the separate right certificates alone will evidence the purchase rights.

     The purchase rights are not exercisable until the distribution date. The purchase rights will expire at the close of business on April 1, 2007, unless the final expiration date is extended or unless the purchase rights are earlier redeemed or exchanged by us, in each case, as described below.

     The purchase price payable, and the number of one one-hundredths preferred shares or other securities or property issuable, upon exercise of the purchase rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price would be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. We are not required to issue any fractional preferred shares and in lieu of fractional shares, an adjustment in cash may be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

     If, without the prior approval of a majority of our disinterested directors:

- we are the surviving corporation in a merger with an acquiring person and the common stock is not changed or exchanged;
- an acquiring person becomes the beneficial owner of more than 30% of our then outstanding common stock;
- an acquiring person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or
- during such time as there is an acquiring person, an event occurs which results in the acquiring person's ownership interest being increased by more than 1% (e.g., a reverse stock split),

at any time following the distribution date, but no earlier than the expiration of the redemption period of the purchase rights, each holder of a purchase right will thereafter have the right to receive, upon exercise, common stock or, in certain circumstances, cash, property or other of our securities, having a value equal to two times the exercise price of the purchase right. Following the occurrence of any of the events set forth above, all purchase rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by any acquiring person would be null and void.

     For example, at an exercise price of $25 per purchase right, each purchase right not owned by an acquiring person, or by certain related parties, following an event set forth in the preceding paragraph would entitle its holder to purchase $50 worth of common stock, or other consideration, as noted above, for $25. Assuming that the common stock had a per share value of $10 at such time, the holder of each valid purchase right would be entitled to purchase five shares of common stock for $25.

     If,  at  any  time  following  the  stock  acquisition  date:

- we are acquired in a merger or other business combination transaction, other than a merger in which we are the surviving corporation in a merger with an acquiring person and the common stock is not changed or exchanged; or
-     50%  or  more  of  our  assets  or  earning  power is sold or transferred,

each holder of a purchase right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the purchase right.

     At any time prior to the twentieth day after the acquisition by an acquiring person of beneficial ownership of 20% or more of our outstanding common stock, our Board of Directors may redeem the purchase rights in whole, but not in part, at a redemption price of $.01 per purchase right. The redemption of the purchase rights may be made effective at such time on such basis with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the purchase rights, the right to exercise the purchase rights will terminate and the only right of the holders of purchase rights will be to receive the redemption price.

     Other than those provisions relating to the principal economic terms of the purchase rights and an amendment lengthening the redemption period of the purchase rights, any of the provisions of the Rights Agreement may be amended by our Board of Directors prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the Board:

-     in  order  to  cure  any  ambiguity;
- to make changes which do not adversely affect the interests of holders of purchase rights, excluding the interests of any acquiring person; or
-     to  shorten  or  lengthen  any  time  period  under  the Rights Agreement;

provided, however, that no amendment to lengthen the time period governing redemption shall be made.

     Until a purchase right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends.

     Our rights plan may have antitakeover effects. The purchase rights will cause substantial dilution to any person or group that attempts to acquire Criticare on terms not approved by our Board of Directors, except pursuant to an offer conditioned on a substantial number of the purchase rights being acquired. The purchase rights should not interfere with any merger or other business combination approved by our Board of Directors.

TRANSFER  AGENT

     The transfer agent and registrar for our common stock is Firstar Trust Company. The transfer agent's address is 1555 North RiverCenter Drive, Suite 301, Milwaukee, Wisconsin 53212, and its telephone number is 414-276-3737.

                                  LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for our company by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.

                                     EXPERTS

     The consolidated financial statements as of June 30, 1999 and for the year then ended included in this prospectus have been audited by BDO Seidman, LLP, independent auditors, as stated in their report appearing elsewhere herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements as of June 30, 1998 and for each of the two years in the period ended June 30, 1998, included in this prospectus, the related consolidated financial statement schedule for each of the two years in the period ended June 30, 1998 included elsewhere in the registration statement, and the consolidated financial statements from which the Selected Consolidated Financial Data as of June 30, 1998 and for each of the two years in the period then ended included in this prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. Such consolidated financial statements, consolidated financial statement schedule, and Selected Consolidated Financial Data have been included herein and elsewhere in the registration statement in reliance upon the reports of such firm given their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any reports, proxy statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its public reference rooms in New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of our SEC filings by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, many of our SEC filings are available at the SEC's site on the World Wide Web at "http//www.sec.gov."

     We have filed a Registration Statement on Form S-1 to register with the SEC the common stock offered by this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES


TABLE  OF  CONTENTS
-------------------


                                                                                          PAGE
INDEPENDENT AUDITORS' REPORTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets of June 30, 1999 and 1998. . . . . . . . . . . . . . . . .  F-4

  Consolidated Statements of Operations for the years ended June 30, 1999, 1998 and 1997  F-6

  Consolidated Statements of Stockholders' Equity for the years ended June 30, 1999,
  1998 and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-7

  Consolidated Statements of Cash Flows for the years ended June 30, 1999, 1998 and 1997  F-8

  Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . .  F-9

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

  Unaudited Consolidated Balance Sheet as of December 31, 1999 . . . . . . . . . . . . .  F-19

  Unaudited Consolidated Income Statements for the six months ended
  December 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-20

  Unaudited Consolidated Statements of Cash Flows for the six months ended
  December 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-21

  Notes to Unaudited Consolidated Financial Statements . . . . . . . . . . . . . . . . .  F-22

                          INDEPENDENT AUDITORS' REPORT

     To  the  Stockholders  and  Directors  Criticare  Systems,  Inc.:

     We have audited the accompanying consolidated balance sheet of Criticare Systems, Inc. and subsidiaries as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Criticare Systems, Inc. at June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/  BDO  Seidman,  LLP
Milwaukee,  Wisconsin
November  30,  1999

                          INDEPENDENT AUDITORS' REPORT

     To  the  Stockholders  and  Directors  of  Criticare  Systems,  Inc.:

     We have audited the accompanying consolidated balance sheet of Criticare Systems, Inc. and subsidiaries as of June 30, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 1998 and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.

/s/  Deloitte  &  Touche  LLP
Milwaukee,  Wisconsin
August  20,  1998

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS
JUNE  30,  1999  AND  1998
--------------------------



ASSETS                                                         1999         1998
CURRENT ASSETS (Note 5):
Cash and cash equivalents (Note 1) . . . . . . . . . . . .  $ 2,511,078  $ 2,729,998
Accounts receivable, less allowance for doubtful accounts
  of $375,000 and $300,000, respectively . . . . . . . . .    6,358,487    6,921,713
Other receivables. . . . . . . . . . . . . . . . . . . . .       83,106      322,976
Inventories (Notes 1 and 2). . . . . . . . . . . . . . . .    8,510,975    7,682,471
Prepaid expenses . . . . . . . . . . . . . . . . . . . . .      192,290      338,297
                                                            -----------  -----------
Total current assets . . . . . . . . . . . . . . . . . . .   17,655,936   17,995,455
                                                            -----------  -----------

PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 5):
Land . . . . . . . . . . . . . . . . . . . . . . . . . . .      925,000      925,000
Building . . . . . . . . . . . . . . . . . . . . . . . . .    3,600,000    3,600,000
Machinery and equipment. . . . . . . . . . . . . . . . . .    2,051,442    1,796,120
Furniture and fixtures . . . . . . . . . . . . . . . . . .      819,579      712,428
Demonstration and loaner monitors. . . . . . . . . . . . .    1,416,893    1,783,611
Production tooling . . . . . . . . . . . . . . . . . . . .    2,158,378    2,005,834
                                                            -----------  -----------
Property, plant and equipment - cost . . . . . . . . . . .   10,971,292   10,822,993
Less accumulated depreciation. . . . . . . . . . . . . . .    4,697,232    4,210,622
                                                            -----------  -----------
Property, plant and equipment - net. . . . . . . . . . . .    6,274,060    6,612,371

INVESTMENTS (Notes 1, 3 and 5) . . . . . . . . . . . . . .            -            -

OTHER ASSETS (Notes 1 and 5):
License rights and patents - net . . . . . . . . . . . . .      111,991      118,993
Total other assets . . . . . . . . . . . . . . . . . . . .      111,991      118,993
                                                            -----------  -----------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . .  $24,041,987  $24,726,819
                                                            ===========  ===========



See  notes  to  consolidated  financial  statements.
                                      F-4

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

JUNE  30,  1999  AND  1998
--------------------------



LIABILITIES AND STOCKHOLDERS' EQUITY                                        1999          1998
CURRENT LIABILITIES:
Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 3,078,020   $ 2,305,721
Accrued liabilities:
  Compensation and commissions . . . . . . . . . . . . . . . . . . . .    1,446,614       819,886
  Product warranties (Note 1). . . . . . . . . . . . . . . . . . . . .      325,000       328,000
  Lawsuit settlement (Note 7). . . . . . . . . . . . . . . . . . . . .    1,600,000             -
  Deferred income. . . . . . . . . . . . . . . . . . . . . . . . . . .      380,000             -
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      412,395       715,603
Current maturities of long-term debt (Note 5). . . . . . . . . . . . .       73,893       109,354
                                                                        ------------  ------------
Total current liabilities                                                 7,315,922     4,278,564
                                                                        ------------  ------------

LONG-TERM DEBT, less current maturities (Note 5) . . . . . . . . . . .    3,364,356     3,165,258
                                                                        ------------  ------------

OTHER LONG-TERM OBLIGATIONS (Note 11). . . . . . . . . . . . . . . . .      650,000             -
                                                                        ------------  ------------

CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5, 6 and 8):
Preferred stock - $.04 par value, 500,000 shares authorized,
  no shares issued or outstanding. . . . . . . . . . . . . . . . . . .            -             -
Common stock - $.04 par value, 15,000,000 shares authorized,
  8,706,151 and 8,351,151 shares issued and outstanding, respectively.      348,246       334,046
Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . .   17,960,363    17,964,250
Common stock held in treasury 103,840 shares - at cost . . . . . . . .     (193,430)            -
Retained earnings (accumulated deficit). . . . . . . . . . . . . . . .   (5,403,470)   (1,015,299)
                                                                        ------------  ------------
Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . .   12,711,709    17,282,997
                                                                        ------------  ------------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $24,041,987   $24,726,819
                                                                        ============  ============



See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  OPERATIONS
YEARS  ENDED  JUNE  30,  1999,  1998  AND  1997
-----------------------------------------------



                                                    1999          1998          1997
NET SALES (Note 10). . . . . . . . . . . . . .  $28,512,507   $27,908,364   $26,235,355

COST OF GOODS SOLD . . . . . . . . . . . . . .   15,528,314    14,870,453    14,059,508
                                                ------------  ------------  ------------

GROSS PROFIT . . . . . . . . . . . . . . . . .   12,984,193    13,037,911    12,175,847
                                                ------------  ------------  ------------

OPERATING EXPENSES:
Marketing. . . . . . . . . . . . . . . . . . .    8,941,036     7,454,619     8,761,731
Research, development and engineering (Note 8)    2,963,134     3,278,714     2,320,655
Administrative (Note 7). . . . . . . . . . . .    4,157,811     1,998,362     2,509,506
Severance pay (Note 11). . . . . . . . . . . .      810,000             -             -
                                                ------------  ------------  ------------
Total. . . . . . . . . . . . . . . . . . . . .   16,871,981    12,731,695    13,591,892
                                                ------------  ------------  ------------

INCOME (LOSS) FROM OPERATIONS. . . . . . . . .   (3,887,788)      306,216    (1,416,045)
                                                ------------  ------------  ------------

OTHER INCOME (EXPENSE):
Interest expense (Note 5 and 6). . . . . . . .     (432,477)     (797,376)   (1,048,391)
Interest income. . . . . . . . . . . . . . . .       82,094       111,884        39,001
Equity in loss of investments (Notes 1 and 3).     (150,000)     (120,000)     (324,000)
                                                ------------  ------------  ------------
Total. . . . . . . . . . . . . . . . . . . . .     (500,383)     (805,492)   (1,333,390)
                                                ------------  ------------  ------------

LOSS BEFORE INCOME TAXES
  AND EXTRAORDINARY GAIN . . . . . . . . . . .   (4,388,171)     (499,276)   (2,749,435)

INCOME TAX PROVISION (Notes 1 and 4) . . . . .            -             -             -

LOSS BEFORE EXTRAORDINARY GAIN . . . . . . . .   (4,388,171)     (499,276)   (2,749,435)

EXTRAORDINARY GAIN ON EXTINGUISHMENT
  OF DEBT (Note 5) . . . . . . . . . . . . . .            -             -       569,946

NET LOSS . . . . . . . . . . . . . . . . . . .  $(4,388,171)  $  (499,276)  $(2,179,489)
                                                ============  ============  ============

LOSS PER COMMON SHARE-
BASIC AND DILUTED: (Note 1)
Before extraordinary gain. . . . . . . . . . .  $      (.51)  $      (.06)  $      (.38)
Extraordinary gain . . . . . . . . . . . . . .          ___           ___           .08

NET LOSS PER COMMON SHARE. . . . . . . . . . .  $      (.51)  $      (.06)  $      (.30)
                                                ============  ============  ============

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING (Note 8):
Basic. . . . . . . . . . . . . . . . . . . . .    8,581,863     8,309,240     7,267,184
Diluted. . . . . . . . . . . . . . . . . . . .    8,581,863     8,309,240     7,267,184
                                                ============  ============  ============



See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY
YEARS  ENDED  JUNE  30,  1999,  1998  AND  1997
-----------------------------------------------



                                                                                                                 RETAINED
                                                              ADDITIONAL               COMMON STOCK              EARNINGS
                                           COMMON STOCK        PAID-IN                   TREASURY              (ACCUMULATED
                                        SHARES      AMOUNT     CAPITAL     NUMBER OF SHARES       COST           DEFICIT)
Balance, June 30, 1996. . . . . . .     7,128,272  $285,131  $11,995,118                                      $    1,663,466
Net loss                                                                                                          (2,179,489)
Foreign currency translation
  adjustments
Comprehensive income/(loss)
Common stock issued in connection
  with extinguishment of debt . . .       200,000     8,000      772,000
Exercise of options and warrants. .       252,020    10,081      570,838
Convertible debentures converted
  to common stock, net of $61,872
  of unamortized issuance costs . .       216,173     8,647    1,047,075
Issuance of warrants for services                                 84,375

Balance, June 30, 1997. . . . . . .     7,796,465   311,859   14,469,406                                            (516,023)
Net loss                                                                                                            (499,276)
Foreign currency translation
  adjustments
Comprehensive income/(loss)
Issuance of common stock. . . . . .        20,425       817      119,183
Exercise of options and warrants. .       126,500     5,060      271,371
Convertible debentures converted
  to common stock, net of $100,822
  of unamortized issuance costs . .       407,761    16,310    2,181,225
Commitment to issue common
  stock for patented technology                                  900,000
Issuance of warrants for services                                 23,065

Balance, June 30, 1998. . . . . . .     8,351,151   334,046   17,964,250                                          (1,015,299)
Net loss                                                                                                          (4,388,171)
Comprehensive income/(loss)                                      (14,000)
Issuance of common stock for                                      10,113
  patented technology . . . . . . .       350,000    14,000
Exercise of options and warrants. .         5,000       200
Common stock repurchased                                                            103,840  $     (193,430)

Balance, June 30, 1999. . . . . . .     8,706,151  $348,246  $17,960,363            103,840  $     (193,430)  $   (5,403,470)

                                     ACCUMULATED
                                        OTHER          TOTAL
                                    COMPREHENSIVE  STOCKHOLDERS'
                                    INCOME/(LOSS)      EQUITY
Balance, June 30, 1996. . . . . . .  $   (26,166)  $13,917,549
Net loss. . . . . . . . . . . . . .                 (2,179,489)
Foreign currency translation
  adjustments . . . . . . . . . . .      (11,941)      (11,941)
Comprehensive income/(loss) . . . .                 (2,191,430)
Common stock issued in connection
  with extinguishment of debt . . .                    780,000
Exercise of options and warrants. .                    580,919
Convertible debentures converted
  to common stock, net of $61,872
  of unamortized issuance costs . .                  1,055,722
Issuance of warrants for services .                     84,375

Balance, June 30, 1997. . . . . . .      (38,107)   14,227,135
Net loss. . . . . . . . . . . . . .                   (499,276)
Foreign currency translation
  adjustments . . . . . . . . . . .       38,107        38,107
Comprehensive income/(loss) . . . .                   (461,169)
Issuance of common stock. . . . . .                    120,000
Exercise of options and warrants. .                    276,431
Convertible debentures converted
  to common stock, net of $100,822
  of unamortized issuance costs . .                  2,197,535
Commitment to issue common
  stock for patented technology . .                    900,000
Issuance of warrants for services .                     23,065

Balance, June 30, 1998. . . . . . .                 17,282,997
Net loss. . . . . . . . . . . . . .                 (4,388,171)
Comprehensive income/(loss) . . . .                 (4,388,171)
Issuance of common stock for
  patented technology . . . . . . .                          -
Exercise of options and warrants. .                     10,313
Common stock repurchased. . . . . .                   (193,430)

Balance, June 30, 1999. . . . . . .                $12,711,709



See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
YEARS  ENDED  JUNE  30,  1999,  1998  AND  1997
-----------------------------------------------




                                                                       1999         1998          1997
OPERATING ACTIVITIES:
Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $(4,388,171)  $ (499,276)  $(2,179,489)
Adjustments to reconcile net loss to net cash
  Provided by (used in) operating activities:
     Depreciation . . . . . . . . . . . . . . . . . . . . . . . .      486,610      721,476       709,618
     Amortization . . . . . . . . . . . . . . . . . . . . . . . .        7,002       21,440        74,749
     Interest and discount accrued on convertible debentures. . .            -      462,034       451,438
     Provision for doubtful accounts. . . . . . . . . . . . . . .      380,004       99,000       366,505
     Expense related to equity in loss of investments . . . . . .      150,000      120,000       324,000
     Expense related to issuance of warrants for services . . . .            -       23,065        84,375
     Expense related to commitment to issue common stock
       for patented technology. . . . . . . . . . . . . . . . . .            -      900,000             -
     Extraordinary gain on extinguishment of debt . . . . . . . .            -            -      (569,946)
Changes in assets and liabilities:
     Accounts receivable. . . . . . . . . . . . . . . . . . . . .      183,222      161,524     2,321,416
     Other receivables. . . . . . . . . . . . . . . . . . . . . .      239,870      (86,121)      117,783
     Inventories. . . . . . . . . . . . . . . . . . . . . . . . .     (461,786)      46,207        93,351
     Prepaid expenses . . . . . . . . . . . . . . . . . . . . . .      146,007      (68,677)      (81,488)
     Accounts payable . . . . . . . . . . . . . . . . . . . . . .      772,299     (768,284)     (509,017)
     Accrued liabilities. . . . . . . . . . . . . . . . . . . . .    2,950,520     (683,954)      287,876
                                                                   ------------  -----------  ------------
Net cash provided by operating activities . . . . . . . . . . . .      465,577      448,434     1,491,171
                                                                   -----------  ------------  ------------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net . . . . . . . . .     (515,017)    (287,205)     (134,785)
Purchase of license rights. . . . . . . . . . . . . . . . . . . .            -       (1,080)      (40,815)
Advances to Immtech International, Inc. . . . . . . . . . . . . .     (150,000)    (120,000)      (24,000)
                                                                   -----------  ------------  ------------
Net cash used in investing activities . . . . . . . . . . . . . .     (665,017)    (408,285)     (199,600)
                                                                   -----------  ------------  ------------

FINANCING ACTIVITIES:
Proceeds from mortgage refinancing. . . . . . . . . . . . . . . .    3,450,000            -             -
Repayment of mortgage . . . . . . . . . . . . . . . . . . . . . .   (3,193,587)           -             -
Repurchase of Company stock . . . . . . . . . . . . . . . . . . .     (193,430)           -             -
Borrowings (payments) under line of credit facility . . . . . . .            -            -    (2,300,000)
Proceeds from the issuance of convertible debentures. . . . . . .            -            -     2,500,000
Principal payments on long-term debt. . . . . . . . . . . . . . .      (92,776)    (147,441)     (217,619)
Convertible debenture issuance costs. . . . . . . . . . . . . . .            -            -      (220,657)
Proceeds from issuance of common stock. . . . . . . . . . . . . .       10,313      396,431       580,919
                                                                   -----------  ------------  ------------
Net cash (used in) provided by financing activities . . . . . . .      (19,480)     248,990       342,643
                                                                   -----------  ------------  ------------

NET (DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS. . . . . . . . . . . . . . . . . . . . . . . . . .     (218,920)     289,139     1,634,214
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR. . . . . . . . . . .    2,729,998    2,440,859       806,645
                                                                   -----------  ------------  ------------
CASH AND CASH EQUIVALENTS, END OF YEAR. . . . . . . . . . . . . .  $ 2,511,078   $2,729,998   $ 2,440,859
                                                                   ===========  ============  ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
   Income taxes (refunded) paid-net . . . . . . . . . . . . . . .  $     8,010   $    8,525   $   (87,626)
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . .      437,401      335,342       456,880
Noncash investing and financing activities:
   Common stock issued in connection with extinguishment of debt.            -            -       780,000
   Common stock issued upon conversion of convertible debentures,
        net of $100,822 and $61,872 of unamortized issuance costs            -    2,197,535     1,055,722
   Issuance of warrants for services. . . . . . . . . . . . . . .            -       23,065        84,375
   Commitment to issue common stock for patented technology . . .            -      900,000             -



See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
YEARS  ENDED  JUNE  30,  1999,  1998  AND  1997
-----------------------------------------------

1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), CSI Trading, Inc. ("CSI Trading"), Criticare Service GmbH, Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), Criticare (FSC), Inc. and CSI International Corp. (DISC). Criticare International was liquidated during fiscal 1998. CSI Trading was incorporated in November 1996 to assist with European marketing activities. All significant intercompany accounts and transactions have been eliminated.

     CASH EQUIVALENTS - The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

     INVENTORIES - Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

     INVESTMENTS  -  The  Company  accounts  for  its  investment  in  Intercare
Technologies, Inc. ("Intercare") on the cost method and accounts for its investment in Immtech International, Inc. ("Immtech") and Blatz House Offices Limited Partnership (the "Blatz Partnership") on the equity method (see Note 3).

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. Also, the Company has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building is being depreciated over 40 years, and the remaining assets are being depreciated over three to seven years, using primarily the straight-line method.

     LICENSE RIGHTS AND PATENTS - License rights and patents are amortized over the estimated useful lives of the related agreements using primarily the straight-line method. Approximately $7,000, $7,000, and $9,000 of amortization was charged to operations in 1999, 1998 and 1997, respectively. Accumulated amortization approximated $85,000 and $78,000 at June 30, 1999 and 1998, respectively.

     CONVERTIBLE DEBENTURE ISSUANCE COSTS - Convertible debenture issuance costs were amortized over the two-year term of the debentures. Approximately $15,000 and $46,000 of amortization was charged to operations in 1998 and 1997. The prorata amount of unamortized debenture issuance costs were charged to additional paid-in-capital upon conversion of the debentures to common stock. Unamortized debenture issuance costs charged to additional paid-in capital amounted to $100,822 and $61,872 during 1998 and 1997. (See Note 6.)

     GOODWILL - Goodwill relating to the excess of the cost over the fair value of the net assets of an acquired subsidiary was amortized on the straight-line method over approximately five years. Approximately $20,000 of amortization was charged to operations in 1997. The goodwill was fully amortized as of June 30, 1997.

     REVENUE RECOGNITION - Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs.

     PRODUCT WARRANTIES - Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped.

     RESEARCH AND DEVELOPMENT EXPENSES - Research and development costs are charged to operations as incurred. Such expenses approximated $2,798,000, $3,156,000, and $2,175,000 in 1999, 1998 and 1997, respectively. The 1998 amount includes $900,000 related to certain acquired patented technology which was charged to operations as in-process research and development costs at the time of the acquisition. (See Note 8.)

     INCOME TAXES - The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

     FOREIGN CURRENCY TRANSLATION - The effects of unrealized exchange rate fluctuations from translating foreign currency assets and liabilities into United States dollars are accumulated as cumulative translation adjustments in stockholders' equity.

     NET INCOME (LOSS) PER COMMON SHARE - Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods.

     FAIR VALUE OF FINANCIAL STATEMENTS - The Company's financial instruments under Statement of Financial Account Standards ("SFAS") No. 107 "Disclosure About Fair Value of Financial Instruments," includes cash, accounts receivable, accounts payable, borrowings under line of credit facility and long-term debt. The Company believes that the carrying amounts of these accounts are a reasonable estimate of their fair value because of the short-term nature of such instruments or, in the case of long-term debt because of interest rates available to the Company for similar obligations.

     COMPREHENSIVE INCOME - In 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." his statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Stockholders' Equity. The adoption of SFAS 130 had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS 130 requirements.

     APPROVED ACCOUNTING STANDARDS - In 1998, the FASB also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is required to be adopted in fiscal 2001. The Company is currently in the process of evaluating the impact of adopting SFAS No. 133.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     INVENTORIES

     Inventories  consist  of  the  following  as  of  June  30:

                      1999        1998
Component parts .  $3,790,728  $2,647,231
Work in process .   1,261,709   1,409,187
Finished units. .   3,458,538   3,626,053
Total inventories  $8,510,975  $7,682,471

3.     INVESTMENTS

     INTERCARE TECHNOLOGIES, INC. - During 1992, the Company's subsidiary, Sleep Care, transferred certain assets to Intercare Technologies, Inc. ("Intercare") in exchange for 75,000 shares of convertible preferred stock of Intercare with an estimated fair value of $300,000, at that time. In connection with the transfer, Sleep Care licensed to Intercare the rights to certain intellectual property and technology, primarily license rights and patents, related to products previously marketed by Sleep Care. In exchange for the license rights, the Company is to receive royalties of 5% of the gross revenues from sales of products licensed under the agreement. No royalty income was recognized during 1999, 1998 and 1997 and no royalty income is expected in future years. The assets retained by Sleep Care were fully amortized as of June 30, 1996. Amortization of the intellectual property approximated $8,000 in 1996. During the year ended June 30, 1997, management of the Company concluded the investment in Intercare was impaired and the carrying value of the investment was reduced from $300,000 to zero.

     IMMTECH INTERNATIONAL, INC. - The Company owns common stock of Immtech International, Inc. ("Immtech"). Immtech is a biopharmaceutical company focusing on the discovery and commercialization of therapeutics for treatment of patients afflicted with opportunistic infectious diseases, cancer, or comprised immune systems. Immtech has two independent programs for developing drugs: one based on a technology for the design of a class of pharmaceutical compounds referred to as dications. The second is based on developing a series of biological proteins that work in conjunction with the immune system. Immtech has no products currently for sale, and none are expected to be commercially available for several years. Immtech has a March 31 fiscal year end.

     The following is a summary of the Company's investment in and advances to Immtech as of June 30, 1999 and 1998:

                                       1999          1998
Investment in Immtech . . . . . .  $ 2,736,000   $ 2,586,000
Advances to Immtech . . . . . . .      863,940       863,940
Total . . . . . . . . . . . . . .    3,599,940     3,449,940
Less investment losses recognized   (3,599,940)   (3,449,940)
Net investment. . . . . . . . . .  $         0   $         0

     During July 1998, the Company purchased certain intangible assets and an additional 172,414 shares of Immtech stock for $150,000. These intangibles and shares of stock were subsequently sold to a related party as part of a severance agreement for $150,000 (see note 11).

     The Company has recognized investment losses related to the investment in Immtech of $150,000, $120,000 and $24,000 in 1999, 1998 and 1997, respectively.
As of June 30, 1999, the Company owned approximately 20% of Immtech's issued and outstanding common stock.

     During April 1999, Immtech completed an Initial Public Offering ("IPO") of its stock. As part of this IPO, the Company was required to sign a lock-up agreement by which it was agreed that no shares owned by the Company could be sold in the public market until the Immtech stock traded at $20 (200% of its initial IPO) price ($10) for 20 consecutive trading days and one year has passed from the date of the IPO. The lock-up agreement expires in April 2004. At June 30, 1999, the lock-up provisions were still in force. Unrestricted Immtech shares were trading at $17.50 on June 30, 1999.

     Subsequent to June 30, 1999, the Company sold a portion of its Immtech stock in a Private Placement. The proceeds from this sale were $1,760,000. The following is summarized financial information for Immtech at June 30, 1999 and 1998 and for the twelve months then ended.

                                                   1999          1998
Current assets. . . . . . . . . . . . . . . .  $ 8,541,000   $    84,000
Noncurrent assets . . . . . . . . . . . . . .       68,000       111,000
Current liabilities . . . . . . . . . . . . .      253,000     4,097,000
Noncurrent liabilities. . . . . . . . . . . .            -             -
Redeemable preferred stock. . . . . . . . . .            -     5,548,000
Common stockholders' equity (deficit) . . . .    8,356,000    (9,450,000)
Revenues. . . . . . . . . . . . . . . . . . .      136,000       156,000
Net loss. . . . . . . . . . . . . . . . . . .   (8,341,000)   (1,152,000)
Net loss attributable to common stockholders.   (4,657,000)   (1,666,000)

     BLATZ PARTNERSHIP - The Company was the sole limited partner in a real estate limited partnership which owns the Blatz Phase II Commercial Office Buildings located in Milwaukee, Wisconsin. Under terms of the Partnership Agreement (the "Agreement"), profits and losses (other than those resulting from a sale or refinancing of the Project) were allocated 40% to the general partners and 60% to the Company. This investment was sold during 1999, resulting in no material gain or loss.

4.     INCOME  TAXES

     The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

     Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

                                              JUNE 30,    JUNE 30,    JULY 1,
                                                1999        1998        1997
Deferred income tax assets:
   Accounts receivable and sales allowances  $  170,000  $  156,000  $  237,000
   Inventory allowances . . . . . . . . . .     254,000     110,000     207,000
   Product warranties . . . . . . . . . . .     127,000     128,000     144,000
   Other accrued liabilities. . . . . . . .     243,000      86,000      98,000
   Severance pay accrual. . . . . . . . . .     279,000           -           -
   Lawsuit settlement . . . . . . . . . . .     626,000           -           -
   Federal net operating loss carryforwards   2,244,000   1,870,000   1,717,000
   State net operating loss carryforwards .     325,000     270,000     255,000
   Federal tax credit carryforwards . . . .     152,000     152,000     198,000
   Investment losses not deducted . . . . .   1,532,000   1,481,000   1,434,000
   Total deferred income tax assets . . . .   5,952,000   4,253,000   4,290,000


                                                               JUNE 30,      JUNE 30,      JULY 1,
                                                                 1999          1998          1997
Deferred income tax liabilities:
   Excess of tax over book depreciation and amortization. .     (619,000)     (596,000)   (1,007,000)
   Prepaid expenses . . . . . . . . . . . . . . . . . . . .       (7,000)       (3,000)       (6,000)
   Total deferred income tax liabilities. . . . . . . . . .     (626,000)     (599,000)   (1,013,000)

   Valuation allowance. . . . . . . . . . . . . . . . . . .   (5,326,000)   (3,654,000)   (3,277,000)

   Net deferred income taxes recognized in the consolidated
     balance sheets . . . . . . . . . . . . . . . . . . . .  $         0   $         0   $         0

     At June 30, 1999, the Company had Federal net operating loss carryforwards of approximately $6,600,000 which expire in 2008 through 2019. At June 30, 1999, the Company had available for federal income tax purposes approximately $41,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $6,500,000 of state net operating loss carryforwards, which expire in 2002 through 2019, available to offset certain future state taxable income.

     The  income  tax  provision  consists  of  the  following:

                               1999   1998   1997
Current
   Federal. . . . . . . . . .  $   0  $   0  $   0
   State. . . . . . . . . . .      0      0      0
   Total income tax provision  $   0  $   0  $   0

     A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

                                              1999     1998     1997
   Federal statutory income tax rate. . . .  (34.0)%  (34.0)%  (34.0)%
   Losses for which no benefit was provided    29.3     30.9     29.1
   Non-deductible losses of subsidiaries. .     3.2        -      4.0
   Other-net. . . . . . . . . . . . . . . .     1.5      3.1       .9
   Effective income tax rate. . . . . . . .       0%       0%       0%

5.     LINE  OF  CREDIT  FACILITY  AND  LONG-TERM  DEBT

                                                                               1999        1998
Long-term debt consists of the following:

   Mortgage note, 7.5% due in monthly installments of $27,793 with a final payment of $3,048,253 due in April 1, 2004,
     collateralized by real estate with a carrying value of approximately
     $3,934,000 at June 30, 1999.. . . . . . . . . . . . . . . . . . . . .  $3,438,249           -
   Mortgage note, 9.625% due in monthly installments of $34,983 with a final payment of $2,688,336 due in December 2002,
     collateralized by real estate (refinanced in 1999). . . . . . . . . .           -  $3,274,612
   Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $3,438,249  $3,274,612
   Less current maturities . . . . . . . . . . . . . . . . . . . . . . . .      73,893     109,354
   Long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $3,364,356  $3,165,258

     Aggregate annual principal payments required under terms of the long-term debt agreements are as follows:

YEARS ENDING JUNE 30,  PRINCIPAL PAYMENTS
2000. . . . . . . . .  $            73,893
2001. . . . . . . . .               79,430
2002. . . . . . . . .               86,764
2003. . . . . . . . .               93,596
2004. . . . . . . . .            3,104,566
Total . . . . . . . .  $         3,438,249

     In March 1999, the Company refinanced its mortgage note on the Company's office and manufacturing facility. The Company incurred a prepayment penalty of approximately $120,000 which was recorded as interest expense.

     At June 30, 1999, the Company had a $4,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line are payable on demand with interest payable monthly at the bank's reference rate, plus .25% (8.0% as of June 30, 1999). As of June 30, 1999, there were no borrowings against the line. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company. The credit facility has covenants which require minimum levels of tangible net worth and income levels. The Company was not in compliance with these covenants at June 30, 1999. This non-compliance was waived by the lending institution, and the line of credit facility was extended until November 2001.

     In March 1997, the Company satisfied a $1,240,000 promissory note plus interest accrued on the note of approximately $110,000 in exchange for 200,000 shares of newly issued common stock. Under the provisions of the agreement, the shares must be held for one full year prior to resale. In conjunction with this transaction, the Company recorded an extraordinary gain on the extinguishment of debt of $569,946 for the outstanding indebtedness under the promissory note in excess of the estimated fair market value of the restricted stock.

6.     CONVERTIBLE  DEBENTURES

     In February 1997, the Company issued $2,500,000 of convertible debentures. The debentures had a two year term to maturity with a stated annual interest rate of 8%, payable in shares of common stock at the conversion date or maturity date. The holders of the debentures had the option to convert up to $1,250,000 of the debentures and accrued interest to common stock of the Company sixty-one
(61) days after the February 1997 closing date at a conversion price equal to a 20% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. Debentures aggregating
$550,000 were converted under the 20% discount conversion feature. The remaining debentures and accrued interest were converted to common stock of the Company at a conversion price equal to a 25% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. For the years ended June 30, 1998 and 1997, $1,650,000 and $850,000 of debentures were converted to 407,761 and 216,173 shares of common stock with a fair market value of $2,298,357 and $1,117,594 as of the conversion dates.

     Proceeds from the issuance of the debentures were recorded as a liability at the issuance date. The conversion discount was amortized and reported as additional interest expense over the life of the debentures. Additional interest expense was recognized for any unamortized discount as of the conversion date.

7.     CONTINGENCIES

     From time to time, various lawsuits arise out of the normal course of business. These proceedings are handled by outside counsel. Currently management is not aware of any claim or action pending against the Company that would have a material adverse effect on the Company's financial position or results of operations.

     The Company has received two grants from the State of Wisconsin for research and development of certain products. The grants are to be repaid only upon successful completion and marketing of the related product. Repayment of these grants is to be made on a sales by unit basis. Repayments approximated
$182,000 and $14,000 in 1999 and 1997, respectively. One grant was repaid in full during 1999. The repayments are charged to expense as the related products are sold. Since the second grant did not result in the successful completion and marketing of a product, the Company does not have to repay the grant. The Company has been awarded a third grant from the State of Wisconsin for an amount up to $100,000 which requires repayment of the grant amount plus interest at 8%, plus payment of a royalty in the amount of 1% of net sales of the related product for a five-year period, as defined. No funds have been received under this grant at June 30, 1999.

     As of June 30, 1999, the Company accrued a liability of $1,600,000 related to certain legal proceedings with a former dealer. In July 1999, the Company agreed to a $1,600,000 settlement with the dealer. The Company agreed to make a cash payment to the dealer, transfer a portion of the shares the Company holds in Immtech, issue the dealer 150,000 shares of the Company's common stock, and transfer certain inventory related to telemetry products no longer sold by the Company. The settlement agreement requires that a broker chosen by the Company sell the Immtech and Company common stock on behalf of the dealer. As of November 30, 1999, the Criticare shares had not been sold due to the halting of trading on October 6, 1999.

8.     STOCKHOLDERS'  EQUITY

     STOCK OPTIONS - In December 1992, the Board of Directors approved a new Employee Stock Option Plan and Non-Employee Stock Option Plan. No new stock options can be granted under the Employee Stock Option Plan and Non-Employee Stock Option Plan which existed prior to the approval of the new plans. The Board of Directors has authorized in connection with these new plans the issuance of 1,720,000 reserved shares of common stock of which 220,750 reserved shares of common stock remain available for future issuance under the stock option plans at June 30, 1999. The Board of Directors increased the number of reserved shares for issuance under the Plans from 1,220,000 to 1,720,000 during 1999. The activity during 1997, 1998 and 1999 for the above plans are summarized as follows:


                                                 NUMBER OF   STOCK OPTIONS  WEIGHTED AVG.
                                                  SHARES      PRICE RANGE   EXERCISE PRICE
Outstanding at July 1, 1996. . . . . . . . . .   1,069,420       1.88-8.50            2.45
   Granted . . . . . . . . . . . . . . . . . .     250,500       2.50-5.25            2.64
   Cancelled . . . . . . . . . . . . . . . . .    (113,500)      2.00-8.50            3.38
   Exercised . . . . . . . . . . . . . . . . .    (162,020)      2.00-2.63            2.47
Outstanding at June 30, 1997 . . . . . . . . .   1,044,400       1.88-5.25            2.40
   Granted . . . . . . . . . . . . . . . . . .      60,000       3.00-3.25            3.13
   Cancelled . . . . . . . . . . . . . . . . .    (179,200)      2.00-5.25            2.38
   Exercised . . . . . . . . . . . . . . . . .     (85,500)      2.00-2.75            2.27
Outstanding at June 30, 1998 . . . . . . . . .     839,700       1.88-3.63            2.50
   Granted . . . . . . . . . . . . . . . . . .     993,700       1.50-1.88            1.74
   Cancelled . . . . . . . . . . . . . . . . .    (636,800)      1.69-3.00            2.06
   Exercised . . . . . . . . . . . . . . . . .      (5,000)           2.06            2.06
Outstanding at June 30, 1999 . . . . . . . . .   1,191,600       1.50-3.00            1.83
Exercisable at June 30, 1999 . . . . . . . . .     560,600       1.50-3.00            2.02

Weighted Average Fair Value of Options Granted
During the Fiscal Year Ended June 30, 1998 . .  $      .23

     Additionally, on December 11, 1998, the Company repriced 479,700 options outstanding to $1.875 per share. The repricing was considered a forfeiture of the existing options and a grant of new options for the purpose of the table above.

     The following table summarizes information about stock options outstanding as of June 30, 1999:

                                OPTIONS OUTSTANDING     OPTIONS EXERCISABLE

                                    WEIGHTED AVERAGE
                       SHARES          REMAINING          WEIGHTED            SHARES
RANGE OF            OUTSTANDING       CONTRACTUAL     AVERAGE EXERCISE     EXERCISABLE     WEIGHTED AVERAGE
EXERCISE PRICES   AT JUNE 30, 1999     LIFE-YEARS           PRICE        AT JUNE 30, 1999   EXERCISE PRICE
1.50-1.875. . .           980,700              3.52  $            1.74           355,700              1.90
2.00-3.00 . . .           210,900              1.15               2.28           204,900              2.21
1.50-3.00 . . .         1,191,600              3.10               1.90           560,600              2.02

     Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than five years after the date of grant. At June 30, 1999, 1,412,350 shares of common stock were reserved under the above plans.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 1998,1997, and 1996, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:


                                                  YEARS  ENDED  JUNE  30,

                                            1999         1998         1997
Net loss-as reported . . . . . . . . .  $(4,388,171)  $(499,276)  $(2,179,489)
Net loss-pro forma . . . . . . . . . .  $(4,555,200)  $(779,276)  $(2,325,795)
Net loss per common share-as reported.  $      (.51)  $    (.06)  $      (.30)
Net loss per common share-pro forma. .  $      (.53)  $    (.09)  $      (.32)
Assumptions used:
   Expected volatility . . . . . . . .           15%         14%           58%
   Risk-free interest rate . . . . . .            5%          5%            6%
   Expected option life (in years) . .            3           3             3

     The fair value of stock options used to compute pro forma net loss and net loss per common share is the estimated present value at the grant date using the Black-Scholes option-pricing model.

     In March 1999, the Company granted 120,000 stock options to a non-employee at a price of $2.50 per share. The options vest if certain performance parameters are achieved by May 2000. No such parameters were achieved by June 30, 1999.

     STOCK WARRANTS - In September 1995, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of the common stock of the Company, exercisable at a price of $2.00 per share. The warrant was exercisable as to 37,500 shares upon execution of the agreement and the warrants to purchase the remaining 112,500 shares were to become exercisable if certain performance parameters were achieved by September 1996. Such parameters were not met as of such date. In January 1997, the agreement was extended and the parameters were changed.

During the year ended June 30, 1997, the Company recognized $84,375 of expense related to the value of the services performed by the consultant under the extended agreement. By June 30, 1997, warrants to purchase the remaining 112,500 shares of common stock at a price of $2.00 per share became exercisable. The warrant holder exercised rights and purchased 41,000 and 90,000 shares of common stock at $2.00 per share during the years ended June 30, 1998 and 1997. Warrants to purchase 15,000 shares of common stock at $2.00 per share were exercisable as of June 30, 1999. Such warrants expire in September 2000.

     In February 1998, the Company executed a similar warrant agreement with the consultant. The warrant agreement provides for the issuance of warrants to purchase up to 150,000 shares of common stock at a price of $3.00 per share. The warrant is exercisable as to 30,000 shares upon execution of the agreement and the warrants to purchase the remaining 120,000 shares will be exercisable if certain performance parameters are achieved by February 1999. No such parameters were achieved. During the year ended June 30, 1998, the Company recognized $23,065 of expense related to the value of the services performed under the agreement. As of June 30, 1999, 30,000 warrants were exercisable.
Such  warrants  expire  in  February  2003.

     COMMITMENT TO ISSUE SHARES OF COMMON STOCK - In April 1998, the Company agreed to and accepted the patent rights assigned to them by a third party with respect to certain technology related to the transmission of clinical data. In consideration for the patent, the Company has agreed to provide the third party with 400,000 shares of common stock payable over a four-year time period with additional consideration of up to 112,000 shares contingent upon the achievement of certain sales levels. The Company recorded a charge to operations of $900,000 in fiscal 1998 with respect to the value of the in-process technology which was expensed as research and development costs. During 1999, the Company renegotiated the agreement and issued the third party 350,000 shares instead of the 400,000 shares payable over four years and the 112,000 contingent shares. The 400,000 shares to have been issued were considered to be outstanding shares for purposes of computing basic and diluted income (loss) per common share from April 1998 until the 350,000 shares were issued in November 1998.

     PREFERRED STOCK - The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. No preferred stock is issued or outstanding.

     On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock
("Preferred") upon the occurrence of certain events. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on April 1, 2007.

9.     EMPLOYEE  BENEFIT  PLAN

     The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $84,000, $77,000, and $81,000 in 1999, 1998 and 1997,
respectively.

10.     BUSINESS  AND  CREDIT  CONCENTRATIONS

     The Company operates in one business segment-the manufacturing of medical monitoring and telemetry equipment. The Company's customers include hospitals and alternative health care sites throughout the world. Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers and their geographic dispersion. During 1999, a customer, who has entered into an OEM agreement with the Company, purchased approximately $4,360,000 of the Company's products. This represents approximately 15% of the Company's total sales. The Company currently coordinates substantially all international sales and distribution activities. Such activities were previously provided by the Company with the assistance of Criticare International. Identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:

                                         1999         1998         1997
Europe and Middle East . . . . . . .  $ 4,635,000  $ 5,464,000  $ 5,606,000
Pacific Rim. . . . . . . . . . . . .    2,243,000    3,895,000    3,784,000
Canada and Central and South America    3,634,000    3,414,000    3,867,000
Net export sales . . . . . . . . . .  $10,512,000  $12,773,000  $13,257,000

11.     SEVERANCE  PAY

     During November 1998, the two co-founders of the Company resigned from their positions. The Company has provided each of these individuals with a severance agreement which includes a portion of their salary and fringe benefits for a period which approximates three years and recorded a charge of $810,000 for their severance in the year ended June 30, 1999.

                             CRITICARE SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999

                                   (UNAUDITED)

                                                           DECEMBER 31,
                                                              1999
                                                           ------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . . . . . . . .  $ 2,114,468
  Accounts receivable . . . . . . . . . . . . . . . . . .    6,393,348
  Other receivables . . . . . . . . . . . . . . . . . . .        4,261
  Inventory . . . . . . . . . . . . . . . . . . . . . . .    8,350,562
  Prepaid expenses. . . . . . . . . . . . . . . . . . . .      407,345
                                                           ------------
        Total current assets. . . . . . . . . . . . . . .   17,269,984
                                                           ------------

PROPERTY, PLANT AND EQUIPMENT - NET . . . . . . . . . . .    6,400,636
                                                           ------------

INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . .            -

LICENSE RIGHTS AND PATENTS - NET. . . . . . . . . . . . .      102,991

TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . .  $23,773,611
                                                           ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable. . . . . . . . . . . . . . . . . . . .  $ 2,484,663
  Accrued liabilities:
    Compensation and commissions. . . . . . . . . . . . .    1,130,036
    Product warranties. . . . . . . . . . . . . . . . . .      450,000
    Lawsuit settlement. . . . . . . . . . . . . . . . . .      300,000
    Deferred income . . . . . . . . . . . . . . . . . . .            -
    Other . . . . . . . . . . . . . . . . . . . . . . . .      344,713
  Current maturities of long-term debt. . . . . . . . . .       76,279
                                                           ------------
        Total current liabilities . . . . . . . . . . . .    4,785,691
                                                           ------------

LONG-TERM DEBT, less current maturities . . . . . . . . .    3,325,726
                                                           ------------


OTHER LONG-TERM OBLIGATIONS . . . . . . . . . . . . . . .      571,571

STOCKHOLDERS' EQUITY
  Preferred stock . . . . . . . . . . . . . . . . . . . .            -
  Common stock. . . . . . . . . . . . . . . . . . . . . .      348,246
  Additional paid-in capital. . . . . . . . . . . . . . .   17,960,363
  Common stock held in treasury 103,840 shares - at cost.     (193,430)
  Retained earnings (accumulated deficit) . . . . . . . .   (3,024,556)
                                                           ------------
        Total stockholders' equity. . . . . . . . . . . .   15,090,623
                                                           ------------

TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . .  $23,773,611
                                                           ------------

See  condensed  notes  to  consolidated  financial  statements.

                             CRITICARE SYSTEMS, INC.
                         CONSOLIDATED INCOME STATEMENTS
                   SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                   (UNAUDITED)

                                                          1999          1998
                                                      ------------  ------------

NET SALES. . . . . . . . . . . . . . . . . . . . . .  $13,504,036   $14,014,480

COST OF GOODS SOLD . . . . . . . . . . . . . . . . .    7,373,259     7,192,945
                                                      ------------  ------------

GROSS PROFIT . . . . . . . . . . . . . . . . . . . .    6,130,777     6,821,535
                                                      ------------  ------------

OPERATING EXPENSES:
  Marketing. . . . . . . . . . . . . . . . . . . . .    3,543,432     4,479,724
  Research, development and engineering. . . . . . .    1,564,662     1,488,262
  Administrative . . . . . . . . . . . . . . . . . .    1,080,671     1,220,137
  Restructuring expenses - severance pay . . . . . .            -       728,000
                                                      ------------  ------------
        Total. . . . . . . . . . . . . . . . . . . .    6,188,765     7,916,123
                                                      ------------  ------------

(LOSS) FROM OPERATIONS . . . . . . . . . . . . . . .      (57,988)   (1,094,588)
                                                      ------------  ------------

OTHER INCOME (EXPENSE):
  Interest expense . . . . . . . . . . . . . . . . .     (130,513)     (158,251)
  Interest income. . . . . . . . . . . . . . . . . .       67,413        36,445
  Equity in loss of investments. . . . . . . . . . .            -      (150,000)
  Gain on sale of Immtech International, Inc. stock.    2,500,000             -

        Total. . . . . . . . . . . . . . . . . . . .    2,436,900      (271,806)
                                                      ------------  ------------


INCOME (LOSS) BEFORE INCOME TAXES. . . . . . . . . .    2,378,912    (1,366,394)

INCOME TAX PROVISION . . . . . . . . . . . . . . . .            -             -
                                                      ------------  ------------

NET INCOME (LOSS). . . . . . . . . . . . . . . . . .    2,378,912   $(1,366,394)
                                                      ------------  ------------

EARNINGS (LOSS) PER COMMON SHARE:
  Basic. . . . . . . . . . . . . . . . . . . . . . .         0.27         (0.16)
  Diluted. . . . . . . . . . . . . . . . . . . . . .  $      0.26   $     (0.16)
                                                      ------------  ------------

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING:
  Basic. . . . . . . . . . . . . . . . . . . . . . .    8,707,809     8,701,151
  Diluted. . . . . . . . . . . . . . . . . . . . . .    9,004,686     8,701,151
                                                      ------------  ------------


See  condensed  notes  to  consolidated  financial  statements.

                             CRITICARE SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                   (Unaudited)



                                                                  1999          1998
                                                              ------------  ------------
OPERATING ACTIVITIES:

Net income (loss). . . . . . . . . . . . . . . . . . . . . .  $ 2,378,912   $(1,366,394)
Adjustments to reconcile net income to net
     cash (used in) provided by operating activities:
          Depreciation . . . . . . . . . . . . . . . . . . .      450,843       458,040
          Amortization . . . . . . . . . . . . . . . . . . .        9,000         9,000
          Equity in loss of investments. . . . . . . . . . .            -       150,000
          Gain on sale of Immtech International, Inc. stock.   (2,500,000)            -
          Changes in assets and liabilities:
             Accounts receivable . . . . . . . . . . . . . .      (34,861)     (230,045)
             Other receivables . . . . . . . . . . . . . . .       78,845       204,425
             Inventories . . . . . . . . . . . . . . . . . .      (99,794)   (1,274,859)
             Prepaid expenses. . . . . . . . . . . . . . . .     (215,055)      155,110
             Accounts payable. . . . . . . . . . . . . . . .     (593,357)    1,312,747
             Accrued liabilities . . . . . . . . . . . . . .   (2,017,687)      839,360
                                                              ------------  ------------
Net cash (used in) provided by operating activities. . . . .   (2,543,154)      257,384
                                                              ------------  ------------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net. . . . . . .     (317,212)     (148,403)
Proceeds from the sale of Immtech International, Inc. stock.    2,500,000             -
Advances to Immtech International, Inc.. . . . . . . . . . .            -      (150,000)
                                                              ------------  ------------

Net cash provided by (used in) investing activities. . . . .    2,182,788      (298,403)
                                                              ------------  ------------

FINANCING ACTIVITIES:
Principal payments on long-term debt . . . . . . . . . . . .      (36,244)      (53,368)
Repurchase of Company stock. . . . . . . . . . . . . . . . .            -      (103,549)
                                                              ------------  ------------

Net cash (used in) provided by operating activities. . . . .      (36,244)     (156,917)

NET (DECREASE) IN CASH AND
   CASH EQUIVALENTS. . . . . . . . . . . . . . . . . . . . .     (396,610)     (197,936)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD . . . . . . .    2,511,078     2,729,998
                                                              ------------  ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD . . . . . . . . . .  $ 2,114,468   $ 2,532,062
                                                              ------------  ------------

See  condensed  notes  to  consolidated  financial  statements.

                             CRITICARE SYSTEMS, INC.
              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.     BASIS  OF  PRESENTATION

     The accompanying unaudited financial statements have been prepared by Criticare Systems, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments necessary for a fair statement of results for each period shown. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules and regulations. The Company believes that the disclosures made are adequate to prevent the financial information given from being misleading. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's latest annual report and previously filed Form 10-K The results of operations in the unaudited financial statements for the six months ended December 31, 1999 are not necessarily indicative of the operating results for the full year.

2.     CASH  EQUIVALENTS

     The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

3.     INVENTORY  VALUATION

     Inventory is stated at the lower of cost or market, with cost determined on the first-in, first-out method. Components of inventory consisted of the following at December 31, 1999 and June 30, 1999, respectively:

                   DECEMBER 31    JUNE 30,
                       1999         1999
                   ------------  ----------
Component parts .  $  3,971,541  $3,790,728
Work in process .     1,197,266   1,261,709
Finished units. .     3,181,755   3,458,538
                   ------------  ----------
Total inventories  $  8,350,562  $8,510,975
                   ------------  ----------

4.     INVESTMENTS

     During August, September and October, 1999, the Company sold 500,000 shares of Immtech International, Inc. ("Immtech") stock for $2,500,000 in a private placement. The funds were used primarily to settle a long-standing lawsuit which was settled in July, 1999. The Company holds approximately 460,000 shares of Immtech stock which had a market value of approximately $13,000,000 at December 31, 1999. These shares are subject to certain lock-up provisions which do not allow the Company to sell any of these sales in the open market until April, 2000. The market value of these shares could change substantially due to overall market risk.

5.     PROPERTY,  PLANT  AND  EQUIPMENT

     Property,  plant  and  equipment  consist  of  the  following:

                                      DECEMBER 31,    JUNE 30,
                                          1999          1999
                                      -------------  -----------
Land and building. . . . . . . . . .  $   4,525,000  $ 4,525,000
Machinery and equipment. . . . . . .      2,115,511    2,051,442
Furniture and fixtures . . . . . . .        901,830      819,579
Demonstration and loaner monitors. .      1,677,100    1,416,893
Production tooling . . . . . . . . .      2,329,270    2,158,378
                                      -------------  -----------
Property, plant and equipment - cost     11,548,711   10,971,292
Less accumulated depreciation. . . .      5,148,075    4,697,232
                                      -------------  -----------
Property, plant and equipment - net.  $   6,400,636  $ 6,274,060
                                      -------------  -----------

6.     CONTINGENCIES

     The Company is involved in lawsuits that have arisen from the normal conduct of business. These proceedings are handled by outside counsel. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.

     You should rely on the information contained in this document or other information we referred you to. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy shares of common stock in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Criticare since the date hereof.


                                TABLE OF CONTENTS


                                        Page
                                        -----

Summary. . . . . . . . . . . . . . . .    2
Risk Factors . . . . . . . . . . . . .    3
Forward-Looking Statements . . . . . .    5
Market Information and Dividend Policy    5
Use of Proceeds. . . . . . . . . . . .    6
Selected Consolidated Financial Data .    6
Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations. . . . . . . . . . .    7
Business . . . . . . . . . . . . . . .   11
Management . . . . . . . . . . . . . .   18
Principal Stockholders . . . . . . . .   24
Selling Stockholder. . . . . . . . . .   25
Plan of Distribution . . . . . . . . .   25
Description of Capital Stock . . . . .   26
Legal Matters. . . . . . . . . . . . .   30
Experts. . . . . . . . . . . . . . . .   30
Where You Can Find More Information. .   30
Consolidated Financial Statements. . .  F-1

                             CRITICARE SYSTEMS, INC.


                          30,000 SHARES OF COMMON STOCK






                                   PROSPECTUS








                            _______________ ___, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM  13.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION

     The expenses relating to the registration of the shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne by the Company. Such expenses are estimated to be as follows:

ITEM                                AMOUNT
----------------------------------  -------

Securities and Exchange Commission
Registration Fee . . . . . . . . .  $    30

Printing and Engraving Fees. . . .    1,000

Legal Fees and Expenses. . . . . .   15,000

Accounting Fees and Expenses . . .    5,000

Miscellaneous Expenses . . . . . .      470
                                    -------

                                    $21,500
                                    =======
   Total

ITEM  14.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's By-Laws provide that the Company shall, to the fullest extent permitted by the Delaware General Corporation Law and other applicable laws, as in effect from time to time, indemnify any person who was or is a party or is threatened to be made a party to any formal or informal threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, any action brought under federal or state securities laws, rules or regulations (collectively, "Actions"), other than in certain limited circumstances, because he is or was a director or officer of the Company, or because he is or was a director or officer of the Company and is or was serving at the request of the Company as a director, officer, employee, consultant or agent of another corporation or other enterprise or is or was serving at the request of the Company as a fiduciary of an employee benefit plan or as an employee or agent of the Company; provided, however, that no director or officer shall be entitled to indemnification unless, with respect to the conduct that is the subject of the Action, he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. This indemnification obligation mirrors the permissive indemnification provided under section 145 of the Delaware General Corporation Law. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made (a) by arbitration; (b) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to the subject Action; (c) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (d) by the affirmative vote of a majority of the shares entitled to vote thereon.

     The Company's Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of section 174 of the Delaware General Corporation Law or (iv) with respect to any transaction from which the director derived an improper personal benefit.

     Article VI, section 6.01 of the Company's Restated By-Laws provides that a director or officer is not liable to the Company for damages arising out of any action taken or omitted to be taken by such person if he exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs or took or omitted to take such action in reliance on the advice of the Company's counsel or statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe were true.

     The indemnification provided as set forth above is not exclusive of any other rights to which a director or an officer of the Company may be entitled.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.


ITEM  15.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     Effective November 3, 1998, the Company issued 350,000 shares of common stock to Telemed Technologies International, Inc. in exchange for certain patent and other intellectual property rights. These shares were issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Section 4(2) of the Act.


ITEM  16.  EXHIBITS  AND  FINANCIAL  STATEMENT  SCHEDULES




EXHIBIT
NUMBER   DESCRIPTION
-------  --------------------------------------------------------------------------------------------------

    3.1  Restated Certificate of Incorporation of the Company (incorporated by reference to the
         Registration Statement filed on Form S-1, Registration No. 33-13050).

    3.2  By-Laws of the Company (incorporated by reference to the Registration Statement filed on
         Form S-1, Registration No. 33-13050).

    4.1  Specimen Common Stock certificate (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 33-13050).

    4.2  Specimen Convertible Debenture (incorporated by reference to the Registration Statement filed on
         Form S-3, Registration No. 333-25153).

      5  Opinion of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.

   10.1  Blatz House Offices Limited Partnership Agreement (incorporated by reference to the Company's
         Quarterly Report on Form 10-Q for the quarter ended December 31, 1987).

   10.2  Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed on April 18, 1997).

   10.3  Assignment of Rights to Patent Applications, Patents and/or Inventions, effective November 3,
         1998, between the Company and TeleMed Technologies International, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
         1999).

                                      II-2

   10.4  Registration Agreement, dated as of November 3, 1998, between the Company and TeleMed
         Technologies International, Inc. (incorporated by reference to the Company's Quarterly Report on
         Form 10-Q for the quarter ended March 31, 1999).

   10.5  1999 Employee Stock Purchase Plan.

   10.6  1992 Employee Stock Option Plan (incorporated by reference to the Company's Registration
         Statement on Form S-8, Registration No. 33-60644).

   10.7  1992 Nonemployee Stock Option Plan (incorporated by reference to the Company's Registration
         Statement on Form S-8, Registration No. 33-60214).

   10.8  1987 Employee Stock Option Plan (incorporated by reference to the Company's Registration
         Statement on Form S-8, Registration No. 33-33497).

   10.9  1987 Nonemployee Stock Option Plan (incorporated by reference to the Company's Registration
         Statement on Form S-8, Registration No. 33-40038).

  10.10  Form of Executive Officer and Director Indemnity Agreement (incorporated by reference to the
         Company's Registration Statement on Form S-1, Registration No. 33-13050).

  10.11  Employment Agreement of Gerhard J. Von der Ruhr (incorporated by reference to the
         Registration Statement filed on Form S-1, Registration No. 33-13050).

  10.12  Employment Agreement of N.C. Joseph Lai (incorporated by reference to the Registration
         Statement filed on Form S-1, Registration No. 33-13050).

  10.13  Amendment to Employment Agreement of Gerhard J. Von der Ruhr (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1997).

  10.14  Amendment to Employment Agreement of N.C. Joseph Lai (incorporated by reference to the
         Company's Annual Report on Form 10-K for the year ended June 30, 1997).

  10.15  Severance Agreement, dated as of November 16, 1998, of Gerhard J. Von der Ruhr (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
         1999).

  10.16  Severance Agreement, dated as of November 16, 1998, of N.C. Joseph Lai (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31,
         1999).

  10.17  Employment Agreement of Emil H. Soika, (incorporated by reference to the Company's Annual
         Report on Form 10-K for the year ended June 30, 1999).

  10.18  Employment Agreement of Joseph M. Siekierski, (incorporated by reference to the Company's
         Annual Report on Form 10-K for the year ended June 30, 1999).

  10.19  Employment Agreement of Stephen D. Okland, (incorporated by reference to the Company's
         Annual Report on Form 10-K for the year ended June 30, 1999).

  10.20  Employment Agreement of Drew M. Diaz, (incorporated by reference to the Company's Annual
         Report on Form 10-K for the year ended June 30, 1999).


                                      II-3

  10.21  Employment Agreement of Gloria Najera, (incorporated by reference to the Company's Annual
         Report on Form 10-K for the year ended June 30, 1999).

  10.22  Amendment to Employment Agreement of Gloria Najera, (incorporated by reference to the
         Company's Annual Report on Form 10-K for the year ended June 30, 1999).

     21  Subsidiaries (incorporated by reference to the Company's Annual Report on Form 10-K for the
         year ended June 30, 1999).

   23.1  Consent of BDO Seidman, LLP

   23.2  Consent of Deloitte & Touche LLP

   23.3  Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. (included in its opinion filed as Exhibit 5 hereto).

     24  Power of Attorney (incorporated by reference to the signature page hereof).

FINANCIAL  STATEMENT  SCHEDULES
-------------------------------

          Financial Statement Schedule for the years ending June 30, 1999, 1998 and 1997:

Schedule
Number     Description                       Page
------     -----------                       ----

II         Valuation  and  Qualifying          21
           Accounts  and  Reserves

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or the required information is shown in the financial statements or notes thereto, and therefore have been omitted.


ITEM  17.  UNDERTAKINGS

     The  undersigned  Registrant  undertakes  as  follows:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%
change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement, and

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs 1(a) and (b) will not apply if the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and which are incorporated by reference in this Registration Statement.

          2. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waukesha, State of Wisconsin, on the 22nd day of March, 2000.

                                          CRITICARE  SYSTEMS,  INC.

                                             BY /s/  Emil  H.  Soika
                                                --------------------------------
                                                Emil  H.  Soika,  President  and
                                                Chief  Executive  Officer

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Emil H. Soika and Mark Ruehle, and each of them individually, his true and lawful attorney-in-fact, with power to act with or without the other and with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




Signature                               Title                   Date
---------------------------  ----------------------------  --------------

/s/ Emil H. Soika            President, Chief Executive    March 22, 2000
---------------------------  Officer and a Director
Emil H. Soika

/s/ Karsten Houm             Chairman of the Board and     March 22, 2000
---------------------------  Director
Karsten Houm

/s/ Mark Ruehle              Vice President-Finance and    March 22, 2000
---------------------------  Secretary (Principal
Mark Ruehle                  Accounting Officer and
                             Principal Financial Officer)

/s/ Milton Datsopoulos       Director                      March 22, 2000
---------------------------
Milton Datsopoulos

/s/ N.C. Joseph Lai          Director                      March 22, 2000
---------------------------
N.C. Joseph Lai

/s/ Gerhard J. Von der Ruhr  Director                      March 22, 2000
---------------------------
Gerhard J. Von der Ruhr

INDEPENDENT  AUDITORS'  REPORT

To  the  Stockholders  and  Directors
Criticare  Systems,  Inc.

We have audited the consolidated financial statements of Criticare Systems, Inc. and subsidiaries as of June 30, 1999, and have issued our report thereon dated November 30, 1999; such report is included elsewhere in this Form S-1. Our audit also included the consolidated financial statement schedule, as it relates to the year ended June 30, 1999, of Criticare Systems, Inc. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  BDO  Seidman,  LLP

Milwaukee,  Wisconsin
November  30,  1999

INDEPENDENT  AUDITORS'  REPORT

To  the  Stockholders  and  Directors
Criticare  Systems,  Inc.

We have audited the consolidated financial statements of Criticare Systems, Inc. and subsidiaries as of June 30, 1998, and for each of the two years in the period ended June 30, 1998, and have issued our report thereon dated August 20, 1998; such report is included elsewhere in this Form S-1. Our audits also included the consolidated financial statement schedule of Criticare Systems, Inc. for each of the two years in the period ended June 30, 1998. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Deloitte  &  Touche  LLP

Milwaukee,  Wisconsin
August  20,  1998

                                    SCHEDULE II
                             CRITICARE SYSTEMS, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                FOR THE YEARS ENDED JUNE 30, 1999, 1998 AND 1997




COLUMN A                             COLUMN B           COLUMN C         COLUMN D       COLUMN E
---------------------------------  -------------  --------------------  -----------  ---------------
                                    BALANCE AT
                                   BEGINNING OF        CHARGED TO                    BALANCE AT END
    DESCRIPTION                       PERIOD      COSTS AND  EXPENSES   DEDUCTIONS      OF PERIOD
---------------------------------  -------------  --------------------  -----------  ---------------
YEAR ENDED JUNE 30, 1997:
  Allowance for doubtful accounts  $     295,000  $            366,505  $   194,505  $       467,000

  Reserve for sales returns and
    allowances. . . . . . . . . .  $     504,000  $          1,283,931  $ 1,647,931  $       140,000

YEAR ENDED JUNE 30, 1998:
  Allowance for doubtful accounts  $     467,000  $             99,000  $   266,000  $       300,000

  Reserve for sales returns and
    allowances. . . . . . . . . .  $     140,000  $          1,357,917  $ 1,397,917  $       100,000

YEAR ENDED JUNE 30, 1999:
  Allowance for doubtful accounts  $     300,000  $            380,004  $   305,004  $       375,000

  Reserve for sales returns and
    allowances. . . . . . . . . .  $     100,000  $            760,194  $   800,194  $        60,000